SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K (as amended)

02057894

(Mark One)

/ / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

/ X / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-09848

ALMOST FAMILY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1153720 (IRS Employer Identification No.)
100 Mallard Creek Road, Suite 400, Louisville, Kentucky (Address of principal executive offices)	40207 (Zip Code)

(502) 899-5355
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.10 per share	NASDAQ SmallCap System
Preferred Stock Purchase Rights	

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

As of March 28, 2002, 2,480,562 shares of the Registrant's Common Stock were outstanding. The aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant as of March 28, 2002 was approximately $28,030,350 (based on the last sale price of a share of the common stock as of March 28, 2002 ($11.30), as reported by the NASDAQ SmallCap System).

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

ITEM 1. BUSINESS

Strategic Mission Statement
Almost Family, Inc. ™ and subsidiaries (collectively "*Almost Family* " or the "Company") provide alternatives for seniors and other adults with special needs and their families who wish to avoid nursing home placement as long as possible and remain independent, through its network of adult day care (ADC) centers and ancillary services. The Company was incorporated in Delaware in 1985. On January 31, 2000 the Company changed its name to *Almost Family, Inc.* from Caretenders ® HealthCorp.

Recent Developments

Restatement of Financial Statements
As a result of accounting errors, the Company has restated its previously issued financial statements for the fiscal years ended March 31, 2001 and March 31, 2000, and its previously issued financial results for the quarterly periods in those fiscal years and the quarterly periods ended June 30 and September 30, 2001. Previously reported net income has been reduced by approximately $934,000 or $0.28 per diluted share in the year ended March 31, 2001 and $ 363,000 or $0.12 per diluted share in the year ended March 31, 2000. The components of the restatement and its effect on previously issued financial statements are set forth in Management's Discussion and analysis of Results of Operations and Financial Condition, and Note 1 to the Financial Statements. The effect on quarterly financial information is set forth in Note 13 to the financial statements. On February 15, 2002, the Company issued a press release stating, and notified the Securities and Exchange Commission, that it expected to restate its financial statements.

The Company has adopted significant changes in its administrative procedures and internal controls relating to accounting for its self-insurance programs, including requirements that third-party financial information be provided to both financial accounting and operating personnel, improvements in the methodology for expensing the cost of claims incurred but not paid, and year end validation by third-party experts of the Company's estimated liability for unpaid claims.

On February 20, 2002, the Board of Directors appointed a Special Committee of two independent directors, Tyree Wilburn and Jonathan Goldberg, and directed the Committee to investigate the causes of the accounting errors. As authorized by the Board, the Special Committee retained counsel (Wilmer, Cutler & Pickering) previously unaffiliated with the Company to assist its inquiry, and counsel in turn engaged forensic accountants (Ten Eyck Associates, Inc.) also unaffiliated with the Company. The investigation of the Special Committee is substantially complete. The principal conclusions are that a former officer, the Vice President of Human Resources responsible for managing the Company's self-insurance programs, negligently, and at times intentionally, provided inaccurate information to the Company's financial accounting staff, and to its independent public accountants, that caused the Company to record a receivable to which it was not entitled and to understate certain liabilities, particularly with respect to the medical, workers' compensation and automobile self-insurance programs.

The Board has asked the Special Committee to (1) make additional recommendations to improve the Company's administrative processes and internal controls; (2) make a recommendation regarding whether to pursue legal action against the former officer; and (3) report the results of the inquiry to the Securities and Exchange Commission.

The Company anticipates that the after-tax cost of conducting the investigation into this matter, consisting primarily of professional fees, will be approximately $360,000 or $0.12 per diluted share. This cost will be included in the Company's results of operations for the quarter ended March 31, 2002.

Decision to Retain VN Operations

On September 14, 2001, the Company announced that its Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

Change in Fiscal Year End

Also on September 14, 2001, the Company announced that it has changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present information for the nine-months ended December 31, 2001, and for the twelve months ended March 31, 2001 and 2000. To facilitate an understanding of current operating results Management's Discussion and Analysis of Financial Position and Results of Operations includes the nine-months ended December 31, 2001 compared to the nine-months ended December 31, 2000.

Operating Segments

The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations (also referred to as "personal care"), both of which predominantly provide long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 83% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. Financial information for the Company's two operating segments is presented in Note 12 to the financial statements.

Adult Day Health Services

Adult day health services are alternative methods of providing care for seniors and other adults who without such care would likely be institutionalized. The field has grown rapidly, from just 15 centers in the United States in the early 1970s to approximately 3,500 today. Still in a developmental stage, the industry is highly fragmented with the majority of adult day health centers operated by the non-profit sector. To the Company's best knowledge, it is the largest provider in the country when measured in terms of adult day care center revenues and days of patient care.

The Company's adult day health centers, referred to also as "Adult Day Care" centers provide professional, high quality adult day health services for disabled or frail adults who require some care or supervision, but who do not require intensive medical attention or institutionalization. The average center has capacity for over 60 guests per day. Many operate seven days a week. The Company also provides transportation services to and from the center.

The centers offer a range of therapeutic and medical services designed to promote the independence of participants and provide respite to families and caregivers. On-site staff nurses administer medications and give attention to medical care. Other services include (i) a light breakfast, a hot lunch, and an afternoon snack; (ii) highly structured, individualized and creative activity programs which include recreation, education, field trips, sports, crafts, music and group conversations; and (iii) family counseling. The Company currently has twenty-eight (28) adult day care centers.

In addition to services provided in the Company's physical locations, some adult day health services, referred to as "Personal Care" are also provided in the patients' homes. These services (generally provided by para-professional staff such as home health aides) are very similar in nature to the care provided in the Company's facility. This flexibility allows the patient and/or his or her family to select the venue (or combination of venues) of care that is appropriate for them. Many *Almost Family, Inc.* adult day health patients receive care both at home and in the Company's facilities. The Company currently operates twenty-one (21) personal care branch locations.

Visiting Nurse Services

Visiting Nurse services consist primarily of the provision of skilled in-home medical services to patients in need of short-term recuperative health care. A majority of the Company's patients receive this care immediately following a period of hospitalization or care in another type of in-patient facility. The Company operated eight (8) Medicare-certified home health agencies with a total of sixteen (16) branch locations. In the nine-months ended December 31, 2001, approximately 83% of the visiting nurse segment revenues were derived from the Federal Medicare program.

The visiting nurse segment, which uses the trade name "*Caretenders™*", provides a comprehensive range of Medicare-certified home health nursing services. Payors also include Medicaid and private insurance companies. Professional staff including registered nurses, licensed practical nurses, physical, speech and occupational therapists, and medical social workers implement and monitor medical treatment plans prescribed by physicians. Professional staff are subject to state licensing requirements in the particular states in which they practice. Para-professional staff, primarily home health aides, also provide care to these patients.

As of December 31, 2001, the Company provides services through operating units in the following locations:

Locations	Adult Day Care Centers	Personal Care Branches	Visiting Nurse Branches
Kentucky:			
Louisville	2	1	2
Lexington	1	2	1
Elizabethtown	1	-	1
Owensboro	1	1	1
Northern KY (metro Cincinnati)	1	1	1
Bardstown	1	-	-
Frankfort	1	1	1
Indiana:			
Evansville	1	1	1
Ohio:			
Cincinnati	1	1	-
Columbus	1	1	-
Cleveland	1	1	-
Massachusetts:			
Boston	-	1	1
Connecticut:			
Stamford (1)	-	1	-
Middlebury	1	1	-
Danbury	1	1	-
Seymour	1	-	-
West Haven	-	1	-
Maryland:			
Baltimore area	10	-	-
Alabama:			
Birmingham (2)	-	1	-
Florida:			
Fort Lauderdale	-	1	1
West Palm Beach	1	1	2
Miami (3)	1	-	-
Fort Myers	1	1	1
Sarasota	-	1	1
Port Charlotte	-	-	1
Naples	-	1	1
Total	28	21	16

(1) The Company closed its in-center facility in this market in late fiscal 2001 but continues to provide personal care services in patients' homes.
(2) The Company closed its in-center facility in this market in late fiscal 2000 but continues to provide personal care services in patients' homes.
(3) The Company operates a center in Miami pursuant to a management agreement with the National Parkinsons Foundation.

Daily capacity for in-facility care was 1,827 and 1,671 guests per day at December 31, 2001 and March 31, 2001 respectively.

During the nine-months ended December 31, 2001 the Company added the Miami facility.

Compensation for Services

Almost Family, Inc. is compensated for its services by (i) Medicaid, (ii) Medicare (VN only), and (iii) other third party payors (e.g. insurance companies and other government funds), and (iv) private pay (paid by personal funds). See "Item 1. Business -- Payment Sources". *Almost Family, Inc.* employs compensation specialists who advise patients as to the availability of sources of payment for its services.

See "Government Regulations" and "Cautionary Statements – Forward Outlook and Risks". Management will monitor the effects of such items and may consider modifications to its expansion and development strategy when and if necessary.

Acquisitions

The Company continually considers and reviews, subject to availability of capital, possible acquisitions of businesses that provide health care services similar to those currently offered by *Almost Family, Inc.* Factors which may affect future acquisition decisions include the quality and potential profitability of the business under consideration, and the Company's profitability and ability to finance the transaction.

During 1997, the Company acquired one adult day care center. During 1998, the Company completed transactions to acquire two personal care and two visiting nurse operations. These operations added to the Company's market presence in Florida, Connecticut and Ohio. During each of the years ended March 31, 1999, 2000 and 2001 the Company acquired one adult day care center. No pro forma financial information has been provided as the acquisitions, individually and in the aggregate, were not significant compared to the Company's existing operations.

Competition, Marketing and Customers

The adult day health services industry is highly competitive but fragmented. Competitors include: other adult day health centers, ancillary programs provided by nursing homes and hospitals, other government-financed facilities, assisted living and retirement communities, home health providers and senior adult associations. To the Company's best knowledge, it is the largest provider in the country when measured in terms of adult day care center revenues and days of patient care. *Almost Family, Inc.* competes by offering a high quality of care and by helping families identify and access solutions for care. Adult day health services' competitive advantages include member activity programs, superior facilities and transportation services.

The visiting nurse industry is likewise highly competitive and fragmented. Visiting nurse programs enable patients to be discharged from in-patient facilities sooner than would otherwise be possible, and in many instances to remain in their own homes longer. Competitors include other free-standing proprietary agencies and a significant number of hospital based agencies. In some locations, county health departments operate home health agencies. The Federal Centers for Medicare and Medicaid Services (CMS, formerly HCFA) estimates total national annual Medicare home health spending of approximately $15 billion. To the Company's best knowledge, no individual provider has more than 2% market share.

The Company believes the primary competitive factors are quality of service and reputation among referral sources. However, competitors are increasingly focusing attention on providing alternative site health care services. The Company markets its services through its site managers and marketing staff. These individuals contact referral sources in their areas to market the Company's services. Major referral sources include: physicians, hospital discharge planners, Offices on Aging, social workers, and group living facilities. The Company also utilizes consumer-direct sales, marketing and advertising programs designed to attract customers.

Government Regulations

Overview

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid are expected to continue. Such future changes may further impact reimbursement for the Company's services. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

Medicare Rates

A Medicare rate increase of 5.3% for Visiting Nurse services went into effect October 1, 2001. A Medicare rate decrease is scheduled to go into effect October 1, 2002. The Company estimates that if such rate cut is enacted it will have the approximate effect of reversing on October 1, 2002, the rate increase that went into effect on October 1, 2001. Refer to the Cautionary Statements – Forward Outlook and Risks below, the Notes to the accompanying financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Permits and Licensure

Many states require companies providing certain health care services to be licensed as adult day care centers or home health agencies. In addition, certain health care practitioners employed by the Company require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's business. The Company believes it is currently licensed appropriately where required by the law of the states in which it operates. There can be no assurance that either the states or the Federal government will not impose additional regulations upon the Company's activities which might adversely affect its business, results of operations or financial condition.

Certificates of Need

Certain states require companies providing health care services to obtain a certificate of need issued by a state health-planning agency. Where required by law, the Company has obtained certificates of need from those states in which it operates. There can be no assurance that the Company will be able to obtain any certificates of need which may be required in the future if the Company expands the scope of its services or if state laws change to impose additional certificate of need requirements, and any attempt to obtain additional certificates of need will cause the Company to incur certain expenses.

Other Regulations

A series of laws and regulations dating back to the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") and through the Balanced Budget Act of 1997 have been enacted and apply to the Company. Changes in applicable laws and regulations have occurred from time to time since OBRA 1987 including reimbursement reduction and changes to payment rules. Changes are also expected to occur continuously for the foreseeable future.

As a provider of services under Medicare and Medicaid programs, the Company is subject to the Medicare and Medicaid anti-kickback statute, also known as the "fraud and abuse law." This law prohibits any bribe, kickback, rebate or remuneration of any kind in return for, or as an inducement for, the referral of Medicare or Medicaid patients. The Company may also be affected by the Federal physician self-referral prohibition, known as the "Stark" law, which, with certain exceptions, prohibits physicians from referring patients to entities in which they have a financial interest. Many states in which the Company operates have adopted similar self-referral laws, as well as laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers, if such arrangements are designed to induce or to encourage the referral of patients to a particular provider.

Health care is an area of extensive and dynamic regulatory change. Changes in laws or regulations or new interpretations of existing laws or regulations can have a dramatic effect on permissible activities, the relative costs associated with doing business, and the amount and availability of reimbursement by government and third-party payors. Furthermore, the Company will be required to comply with applicable regulations in each new state in which it desires to provide services.

As a result of the Health Insurance Portability and Accountability Act of 1996 and other legislative and administrative initiatives, Federal and state enforcement efforts against the health care industry have increased dramatically, subjecting all health care providers to increased risk of scrutiny and increased compliance costs.

The Company is subject to routine and periodic surveys and audits by various governmental agencies. Management believes that the Company is in material compliance with applicable laws. The Company, however, is unable to predict what additional government regulations, if any, affecting its business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether the Company will be able to comply with such laws and regulations either in the markets in which it presently conducts, or wishes to commence, business.

Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Department of Health and Human Services must adopt standards for the following:

- Electronic transactions and code sets;
- Unique identifiers for providers, employers, health plans and individuals;
- Security and electronic signatures;
- Privacy; and
- Enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the Company believes the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes uniform standards for common health care transactions, including:

- Health care claims information;
- Plan eligibility, referral certification and authorization;
- Claims status;
- Plan enrollment and disenrollment;
- Payment and remittance advice;
- Plan premium payments; and
- Coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require compliance with rules governing the use and disclosure of protected health information, but they also require the Company to impose those rules, by contract, on any business associate to whom we disclose protected information. The Department of Health and Human Services has proposed rules governing the security of health information, but has not yet issued these rules in final form.

The Department of Health and Human Services finalized the electronic transaction standards on August 17, 2000. Payors are required to comply with the transaction standards by October 16, 2002 or October 16 2003, depending on the size of the payor and whether the payor requests a one-year waiver. Following compliance by its payors, the Company must comply with the transaction standards, to the extent it uses electronic data interchange. The Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Once the Department of Health and Human Services has issued the security regulations in final form, affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the HIPAA provisions related to health information practices include criminal and civil penalties.

Management is in the process of evaluating the effect of HIPAA on the Company. At this time, management anticipates that the Company will be able to fully comply with those HIPAA requirements that have been adopted. However, management cannot at this time estimate the cost of compliance, nor can it estimate the cost of compliance with standards that have not yet been finalized by the Department of Health and Human Services. Although the new and proposed health information standards are likely to have a significant effect on the manner in which the Company handles health data and communicates with payors, based on current knowledge, the Company believes that the cost of our compliance will not have a material adverse effect on its business, financial condition or results of operations.

Payment Sources

The Company receives payments from Medicare, Medicaid, private pay and insurance policies as detailed below. As noted above, the Company's dependence on government sponsored reimbursement programs makes it vulnerable to possible legislative and administrative regulations and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the program, any of which could materially affect the Company. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect the Company's ability to effectively market its services.

In addition to its dependence on Medicare and Medicaid reimbursement, the Company's future operating results may be dependent in part upon its ability to attract customers able to pay for the Company's charges from their own and their families' financial resources. The Company could be adversely impacted by circumstances which affect the ability or desire of seniors to pay for the Company's services.

The following table sets forth the Company's revenues from continuing operations derived from each major class of payor during the following fiscal years (by percentage of net revenues):

Payor Group	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Medicare	29.2%	28.5%	38.1%
Medicaid and other Government Programs	51.5%	46.9%	43.6%
Insurance and Private Pay	19.3%	24.6%	18.3%

Changes in payment sources are primarily a result of the impact of changes in the types of customers the Company attracts. The Company has a significant dependence on state Medicaid reimbursement programs. Although the Company is not aware of any significant initiatives currently underway that would have a material adverse impact on the Medicaid reimbursement programs or the Company, the Company could be materially impacted by unfavorable changes in the future should they occur. For the nine months ended December 31, 2001, approximately 17%, 17%,

6%, 4% and 3% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Maryland, Kentucky, Connecticut, Indiana and Massachusetts, respectively.

In determining charge rates for goods and services provided to customers, the Company evaluates several factors including cost and market competition. The Company also negotiates contract rates with third party providers such as insurance companies. The rates of reimbursement for Medicaid and other Government programs are generally dictated by those programs.

Insurance Costs

Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2002. Based on information provided by its broker and third-party administrator, the Company expects health insurance costs to increase between 10% to 20% during 2002 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated liabilities on a quarterly basis and, when necessary, may make material adjustments to them in the future.

Other Insurance. The Company's properties are covered by casualty insurance policies. The Company also carries directors and officers, general and professional liability insurance. The Company's deductible amount for general and professional claims was $5,000 per claim prior to July 1, 2001 and $25,000 thereafter.

The Company believes that its present insurance coverage is adequate. However, in the wake of the terrorist events of September 11, 2001, the Company's outside insurance agent has advised that the annual cost of its insurance programs, excluding health will increase by approximately $500,000 ($290,000 after tax) upon renewal on April 1, 2002. The Company also has been advised that it is possible that the amount of coverage the Company is able to purchase may decline.

Employees and Labor Relations

As of December 31, 2001 the Company had approximately 3,000 employees. None of the Company's employees are represented by a labor organization. Management believes its relationship with the Company's employees is satisfactory.

Discontinued Operations

As part of a formal plan of separation, the Company on November 12, 1999 sold its product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare Holdings, Inc. in an asset sale for $14.5 million and announced that it would pursue available strategic alternatives to complete the separation of its visiting nurse operations. Proceeds from the sale were used to repay obligations outstanding under the Company's bank line of credit. As a result of the operational separations, the Company recorded a one-time net of tax charge of approximately $5 million or ($1.60) in the quarter ended September 30, 1999. That charge reduced the book value of the operations to the expected net realizable value, provided for losses on fulfilling certain obligations and close down costs and included the estimated future operating results of the visiting nurse operations prior to separation. As a result of those actions, the visiting nurse operations were accounted for as discontinued operations in the Company's financial statements for periods reported from September 1999 through June 2001.

The Company incurred losses operating the division prior to the implementation of Medicare's Prospective Payment System (PPS) and made substantial payments for the release of lease obligations, and for other costs. During that same time frame the Company closed 3 of its then 11 operating VN agencies. The Company continues to operate the remaining 8 agencies located in Kentucky (4), Florida (3) and Massachusetts (1).

On September 14, 2001, the Company's Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

Revenues from discontinued operations (product segment only) were approximately $12.5 million for the year ended March 31, 2000. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the financial statements under Part II, Items 7 and 8, respectively, for additional financial information regarding discontinued operations.

Cautionary Statements – Forward Outlook and Risks

Information provided herein by the Company contains, and from time to time the Company may disseminate material and make statements, which may contain, "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of "safe harbor" provisions of the Act. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors including but not limited to the following:

a) Regulation and Reform

Legislative proposals are continually introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. However, the Company cannot predict whether any of the proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material impact on the operations of the Company.

b) Medicaid Concentration

The Company has a significant dependence on state Medicaid reimbursement programs. Although the Company is not aware of any significant initiatives currently underway that would have a material adverse impact on the Medicaid reimbursement programs or the Company, the Company could be materially impacted by unfavorable changes in the future should they occur. For the nine months ended December 31, 2001, approximately 17%, 17%, 6%, 4% and 3% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Maryland, Kentucky, Connecticut, Indiana and Massachusetts, respectively. The Company could also be materially impacted by unfavorable changes in reimbursement programs in these states.

c) Other Reimbursement Changes

The Company derives substantial portions of its revenues from third-party payors, including government reimbursement programs such as Medicare, Medicaid and non-government sources such as commercial insurance companies, HMOs, PPOs and contract services. These payors continuously seek ways to limit payments to health care providers. There can be no assurance that payments under these programs will be sufficient to cover the costs of providing patients care. The Company cannot predict whether and what additional proposals or cost containment measures will be adopted or, if adopted, what effect, if any, such proposals might have on the operations of the Company.

d) Competition
The Company competes with numerous well-established competitors which have substantially greater financial resources than the Company. Competitors are increasingly focusing attention on providing alternative site health care services, specifically on adult day health services. Such increasing competition may adversely affect revenues and profitability of Company operations.

e) Insurance
The Company believes its present insurance coverage is adequate. However, there can be no assurance that such insurance will be available, or, if available, that such insurance will be either adequate to cover the Company's liabilities or available at affordable rates. In addition, increasing insurance costs, and the increasing unwillingness of insurance companies to insure against certain types of losses, raise some questions as to whether the Company will be able to obtain or continue its present insurance coverage. The inability to obtain adequate insurance coverage at affordable rates, or a loss of existing coverage, could have a material effect on the Company. Additionally, the Company is exposed to insurance risk under its automobile, workers' compensation and medical self-insurance programs. Accordingly, the Company's future operating costs are subject to changes in these programs.

f) Private Payment Sources
The Company's future operating results may be dependent in part upon its ability to attract customers able to pay for the Company's charges from their own and their families' financial resources. Circumstances which adversely affect the ability or desire of seniors to pay for the Company's services could have an adverse effect on the Company. In the event that the Company encounters difficulty in attracting seniors with adequate resources to pay for the Company's services, the Company would be adversely affected.

g) Acquisitions
The Company seeks to establish and increase market share through acquisitions in existing and new markets. The Company evaluates potential acquisition candidates that would complement or expand its current services. In attempting to make acquisitions, the Company competes with other providers, some of which have greater financial resources than the Company. Management currently believes that acquisition candidates meeting the criteria of its acquisition strategy will continue to be identified in the future and certain of these candidates will be acquired by the Company. However, there can be no assurance that suitable acquisitions will continue to be identified or that acquisitions can be consummated on acceptable terms. See separate Cautionary Statement regarding financing.

h) Inclement Weather
The Company provides its services to individuals in home and community settings. Due to the Company's geographic concentrations, severe weather such as snow and hurricanes may hinder the Company's ability to provide its services and can impact the Company's operating results, particularly in Maryland and the New England states.

i) Financing
The Company's ability to pursue its strategic plan is dependent upon its ability to obtain financing on satisfactory terms and conditions. If the Company is unable to obtain satisfactory financing it would have an adverse impact on the Company's liquidity and its ability to execute its development plans. The Company is subject to certain restrictive covenants under its financing arrangement. There can be no assurance that the Company will remain in compliance with these covenants in future periods.

j) ADC Development

During fiscal 2002, the Company plans to develop 3-6 new adult day health centers after which the Company plans to continue development efforts at a similar or accelerated pace. The Company's ability to achieve its development plans will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program, which could slow the Company's growth. The successful development of additional operations will involve a number of risks including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations or in actual construction. The implementation of the Company's development strategy is also dependent upon the Company's profitability, the financial performance of its adult day care operations, the availability of financing and the other Cautionary Statements listed above.

k) Visiting Nurse Operations Medicare Reimbursement Rates

A Medicare rate increase of 5.3% went into effect October 1, 2001 in the Visiting Nurse segment. A Medicare rate decrease is scheduled to go into effect October 1, 2002. The Company currently estimates that if such rate cut is enacted it would have the approximate effect of reversing on October 1, 2002, the rate increase that went into effect on October 1, 2001. However, the Medicare program has not yet announced what the rates would actually be. Accordingly, there can be no assurance that the Company's estimate will prove accurate.

ITEM 2. PROPERTIES

The Company's executive offices are located in Louisville, Kentucky in approximately 21,000 square feet of space leased from an unaffiliated party.

The Company has 51 real estate leases ranging from approximately 200 to 24,000 square feet of space in their respective locations. See "Item 1. Business – Operating Segments" and Note 8 to the Company's audited consolidated financial statements. The Company believes that its facilities are adequate to meet its current needs, and that additional or substitute facilities will be available if needed.

ITEM 3. LEGAL PROCEEDINGS

The Company, from time to time, is subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

On January 26, 1994 Franklin Capital Associates L.P., Aetna Life and Casualty Company and Aetna Casualty and Surety Company, shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding) filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with Aetna shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin refiled its lawsuit. The Company believes it has meritorious defenses to the claims and does not expect that the ultimate outcome of the suit will have a material impact on the Company's results of operations, liquidity or financial position. The Company plans to vigorously defend its position in this case. Estimated costs of litigation are included in accrued liabilities on the accompanying balance sheet. However, the Company can give no assurance that the accrued amount will be sufficient to cover the cost of the litigation and the Company can give no assurance that it will be successful in its defense.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the NASDAQ SmallCap System. The stock is traded under the symbol "AFAM" (formerly CTND). Set forth below are the high and low sale prices for the common stock for the periods indicated reported by NASDAQ:

Closing Common Stock Prices

Quarter Ended:	High	Low
June 30, 1999	$3.00	$1.50
September 30, 1999	$2.81	$1.50
December 31, 1999	$3.00	$1.50
March 31, 2000	$3.44	$1.75
June 30, 2000	$3.00	$2.19
September 30, 2000	$4.28	$2.19
December 31, 2000	$5.25	$3.47
March 31, 2001	$6.13	$3.50
June 30, 2001	$7.75	$5.77
September 30, 2001	$11.00	$7.90
December 31, 2001	$16.30	$9.20

On March 28, 2002, the last reported sale price for the Common Stock reported by NASDAQ was $11.30 and there were approximately 470 holders of record of the Company's Common Stock. No cash dividends have been paid by the Company. The Company does not presently intend to pay dividends on its common stock and will retain its earnings for future operations and growth of its business.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from the consolidated financial statements of the Company for the periods and at the dates indicated. The information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this and prior year Form 10-Ks. The information below has been restated as described in Part I and in the notes to the financial statements.

Consolidated Selected Financial Information (AS RESTATED)

(Dollar amounts in 000's except per share data)	Nine Months Ended December 31, 2001	Nine Months Ended December 31, 2000 (1) (unaudited)	Year Ended March 31, 2001 (1)	Year Ended March 31, 2000 (1)	Year Ended March 31, 1999 (1)	Year Ended March 31, 1998 (1)
Results of Operations						
Net revenues	$ 59,754	$ 55,902	$ 75,455	$ 79,343	$ 74,045	$ $70,440
Net Income (loss)						
Continuing Operations	2,241	108	541	(3,391)	$ (8,104)	$ (1,645)
Discontinued Operations	1,087	737	737	(1,715)	1,876	3,057
Total	$ 3,328	$ 845	$ 1,278	$ (5,106)	$ (6,228)	$ 1,412
Per share:						
Basic:						
Number of shares	2,478	3,146	3,146	3,124	3,119	3,119
Net Income (loss)						
Continuing Operations	$ 0.90	$ 0.03	$ 0.17	$ (1.08)	$ (2.60)	$ (0.53)
Discontinued Operations	0.44	0.23	0.23	(0.55)	0.60	0.98
Total	$ 1.34	$ 0.26	$ 0.40	$ (1.63)	$ (2.00)	$ 0.45
Diluted:						
Number of shares	2,909	3,307	3,307	3,124	3,120	3,162
Net Income (loss)						
Continuing Operations	$ 0.77	$ 0.03	$ 0.16	$ (1.08)	$ (2.60)	$ (0.53)
Discontinued Operations	0.37	0.22	0.22	(0.55)	0.60	0.98
Total	$ 1.14	$ 0.25	$ 0.38	$ (1.63)	$ (2.00)	$ 0.45

Balance sheet Data as of:	December 2001	March 2001	March 2000	March 1999	March 1998
Working capital	$ 11,963	$ 9,741	$ 5,511	$ 9,529	$ 10,908
Total assets	35,877	33,984	28,392	42,762	49,533
Long term liabilities	14,847	13,482	4,777	13,562	11,962
Total liabilities	25,495	26,726	17,603	26,907	27,450
Stockholders' equity	10,381	7,258	10,790	15,855	22,083

(1) Where appropriate, amounts for these periods have been restated and reclassified as discussed in Note 1 to the financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement of Financial Statements

As a result of accounting errors, the Company has restated its previously issued financial statements for the fiscal years ended March 31, 2001 and 2000, and its previously issued financial results for the quarterly periods in those fiscal years and the quarterly periods ended June 30 and September 30, 2001. Previously reported net income has been reduced by approximately $934,000 or $0.28 per diluted share in the year ended March 31, 2001 and $ 363,000 or $0.12 per diluted share in the year ended March 31, 2000. The components of the restatement and its effect on previously issued financial statements are set forth below and in Note 1 to the accompanying financial statements. The effect on quarterly financial information is set forth in Note 13 to the financial statements. On February 15, 2002, the Company issued a press release stating, and notified the Securities and Exchange Commission, that it expected to restate its financial statements.

The Company has adopted significant changes in its administrative procedures and internal controls relating to accounting for its self-insurance programs, including requirements that third-party financial information be provided to both financial accounting and operating personnel, improvements in the methodology for expensing the cost of claims incurred but not paid, and year end validation by third-party experts of the Company's estimated liability for unpaid claims.

On February 20, 2002, the Board of Directors appointed a Special Committee of two independent directors, Tyree Wilburn and Jonathan Goldberg, and directed the Committee to investigate the causes of the accounting errors. As authorized by the Board, the Special Committee retained counsel (Wilmer, Cutler & Pickering) previously unaffiliated with the Company to assist its inquiry, and counsel in turn engaged forensic accountants (Ten Eyck Associates, Inc.) also unaffiliated with the Company. The investigation of the Special Committee is substantially complete. The principal conclusions are that a former officer, the Vice President of Human Resources responsible for managing the Company's self-insurance programs, negligently, and at times intentionally, provided inaccurate information to the Company's financial accounting staff, and to its independent public accountants, that caused the Company to record a receivable to which it was not entitled and to understate certain liabilities, particularly with respect to the medical, workers' compensation and automobile self-insurance programs.

The Board has asked the Special Committee to (1) make additional recommendations to improve the Company's administrative processes and internal controls; (2) make a recommendation regarding whether to pursue legal action against the former officer; and (3) report the results of the inquiry to the Securities and Exchange Commission.

The Company anticipates that the after-tax cost of conducting the investigation into this matter, consisting primarily of professional fees, will be approximately $360,000 or $0.12 per diluted share. This cost will be included in the Company's results of operations for the quarter ended March 31, 2002.

Components of the restatement and their approximate effect on previously reported net income (loss), are set forth in the following table (amounts rounded to nearest thousand dollars):

	March 31, 2001	March 31, 2000
Increase in Health self-insurance expense	$ 1,509,000	$ 811,000
Increase in Workers compensation and automobile self-insurance expense	493,000	208,000
Additional revenues recorded from amending Medicare and Medicaid cost reports due to restatement	(240,000)	(390,000)
Total reduction in pre-tax income due to restatement	1,762,000	629,000
Income tax effect	(828,000)	(266,000)
Total reduction in net income due to restatement	934,000	363,000
Net income (loss) as previously reported	2,212,000	(4,743,000)
Net income (loss) as restated	$ 1,278,000	$ (5,106,000)
Basic Earnings (Loss) Per Share		
As previously reported	$ 0.70	$ (1.52)
As restated	$ 0.40	$ (1.63)
Diluted Earnings (Loss) Per Share		
As previously reported	$ 0.67	$ (1.52)
As restated	$ 0.38	$ (1.63)

As shown in Note 13 to the financial statements the self-insurance accounting issues described above also resulted in a reduction of net income of $125,000 or $0.04 per diluted share and $176,000 or $0.07 per diluted share in the quarters ended June 30 and September 30, 2001 respectively.

Decision to Retain VN Operations

On September 14, 2001, the Company announced that its Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

Change in Fiscal Year End

Also on September 14, 2001, the Company announced that it has changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present audited information for the nine-months ended December 31, 2001, and for the twelve months ended March 31, 2001 and 2000. To facilitate the an understanding of current operating results, Management's Discussion and Analysis of Financial Position and Results of Operations includes the nine-months ended December 31, 2001 compared to the unaudited results for the nine-months ended December 31, 2000.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, the Company selects the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

Receivables and Revenue Recognition

Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by management to be their net realizable values. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the Federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. The Company believes that any differences between the net revenues recorded and final determination will not materially affect the Company's results of operations or financial condition.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. The Company calculates its reserve for bad debts based on the length of time that the receivables are past due. The percentage applied to the receivable balances in the various aging categories is based on historical experience and has been consistently applied.

Insurance Programs

Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2002. Based on information provided by its broker and third-party administrator, the Company expects health insurance costs to increase between 10% to 20% during 2002 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated liabilities on a quarterly basis and, when necessary, may make material adjustments to them in the future.

Other Insurance. The Company's properties are covered by casualty insurance policies. The Company also carries directors and officers, general and professional liability insurance. The Company's deductible amount for general and professional claims was $5,000 per claim prior to July 1, 2001 and $25,000 thereafter.

The Company believes that its present insurance coverage is adequate. However, in the wake of the terrorist events of September 11, 2001, the Company's outside insurance agent has advised that the annual cost of its insurance programs, excluding health will increase by approximately $500,000 ($290,000 after tax) upon renewal on April 1, 2002. The Company also has been advised that it is possible that the amount of coverage the Company is able to purchase may decline.

Impairment of Property, Equipment and Intangible Assets

The Company evaluates its property and equipment and intangible assets on a periodic basis to determine if facts and circumstances suggest that the assets may be impaired or the life of the asset may need to be changed. The Company considers internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the entity over its remaining life indicate that the asset will not be recoverable, the carrying value will be adjusted to its fair value if it is lower. There were no impairment charges recorded during the nine-months ended December 31, 2001, however, if the projections or assumptions change in the future, the Company may be required to record impairment charges not previously recorded for its assets.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, which took effect immediately, eliminated the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company is currently in the process of determining the impact of these standards on the Company's results of operations and financial position. The initial test for impairment, pursuant to SFAS 142, will be completed by the Company by June 30, 2002. The accompanying income statements include goodwill amortization expense of approximately $113,146, $150,289, and $163,309 in the nine months ended December 31, 2001 and the years ended March 31, 2001 and 2000 respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 142). This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The Company will adopt the provisions of SFAS 144 as of January 1, 2002, and is currently evaluating the impact SFAS 144 may have on its financial position and results of operations.

Accounting for Income Taxes

As of December 31, 2001, the Company has net deferred tax assets of approximately $1.9 million. The net deferred tax asset is composed of approximately $3.4 million of long-term deferred tax assets and $1.5 million of long-term deferred tax liabilities. The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. Management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to fully utilize the net deferred tax assets (net of valuation allowance). However, there can be no assurances that the Company will meet its expectations of future taxable income.

Operating Segments

The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which provide predominantly long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 83% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per client basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. Financial information for the Company's two operating segments is presented in Note 12 to the financial statements.

Seasonality

The Company's ADHS segment normally experiences seasonality in its operating results. Specifically, the quarters ended December and March typically generate lower operating income than the quarters ended June and September as the holiday season and winter weather tend to temporarily lower ADC in-center attendance, particularly in Maryland and Connecticut. Partially offsetting this, the Company's VN segment operations located in southeast and southwest Florida normally experience higher admissions during the March quarter than in the other quarters due to seasonal population fluctuations.

RESULTS OF CONTINUING OPERATIONS

Nine Months Ended December 31, 2001 Compared with Unaudited Nine Months Ended December 31, 2000 and the Year Ended March 31, 2001 (as restated)

Consolidated	Nine Months Ended December 2001		Nine Months Ended December 2000 (unaudited)		Change		Year Ended March 2001	
	Amount	% Rev	Amount	% Rev	Amount	%	Amount	%
Net Revenues:								
ADHS	$38,709,645	64.8%	$36,942,984	66.1%	$1,766,661	4.8%	$49,680,572	65.8%
VN	21,043,917	35.2%	18,958,949	33.9%	2,084,967	11.0%	25,774,214	34.2%
	$59,753,561	100.0%	$55,901,933	100.0%	$3,851,628	6.9%	$75,454,786	100.0%
Operating Income:								
ADHS	$ 2,928,096	7.6%	$ 2,683,335	7.3%	$ 244,762	9.1%	$ 3,522,306	7.1%
VN	3,190,513	15.2%	(667,134)	-3.5%	3,857,647	NM	(83,305)	-0.3%
	6,118,610	10.2%	2,016,201	3.6%	4,102,409	NM	3,439,001	4.6%
Unallocated Corporate Expense	1,542,712	2.6%	1,181,302	2.1%	361,410	30.6%	1,603,505	2.1%
EBIT	4,575,898	7.7%	834,899	1.5%	3,740,999	NM	1,835,496	2.4%
Interest expense	712,002	1.2%	631,316	1.1%	80,686	12.8%	815,653	1.1%
Income taxes	1,622,831	2.7%	95,663	0.2%	1,527,168	NM	479,305	0.6%
Net income from continuing operations	$ 2,241,064	3.8%	$ 107,920	0.2%	$2,133,145	NM	$ 540,538	0.7%
EBITDA (1)	$ 5,846,102	9.8%	$ 2,081,403	3.7%	$3,764,699	180.9%	$ 3,363,983	4.5%
Effective Tax Rate	42.0%		47.0%		-5.0%		47.0%	

(1) Earnings before interest, taxes, depreciation and amortization

The commentary that follows explains the comparison of the nine months ended December 31, 2001 to the unaudited results for the nine months ended December 31, 2000. The explanations set forth below consider the comparisons of the percentage of revenue information shown above for the nine months ended December 31, 2001 and the year ended March 31, 2001.

The Company's net revenues grew $3.8 million or 6.9% primarily as a result of improved reimbursement and patient volumes in the VN segment and to a lesser extent pricing improvements in the ADHS Segment. Likewise operating income before unallocated corporate expense improved $4.1 million during the period ended December 31, 2001 primarily as a result of the Company's actions to adapt its operations to the new Medicare PPS reimbursement system which took effect on October 1, 2001. Unallocated corporate overhead increased as a result of additional expenditures in information systems, additional staff support for operational audits and communication and increased compensation expense. Refer to the segment discussions below for additional information.

The increase in interest is primarily a result of higher average outstanding debt levels associated with the Company's use of approximately $5.2 million for the repurchase of a large block of the Company's stock in March 2001, partially offset by lower interest rates in 2001.

The effective income tax rate was approximately 42% of income before income taxes in 2001 as compared to an effective income tax rate of approximately 47% in the December 2000 and March 2001 periods. The higher tax rate used in the prior periods was a result of taxable losses incurred in certain state and local jurisdictions and the establishment of a valuation allowance against the realizability of the related net operating loss carryforwards. Taxable income was generated in those jurisdictions in 2001.

Adult Day Health Services (ADHS) Segment-Nine-Months Ended December 31, 2001 and 2000 (Unaudited) and the Year Ended March 31, 2001 (as restated)

The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which predominantly provide long-term health care and custodial services that enable patients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and in-home personal care operations are substantially alike.

	Nine Months Ended						Year Ended	
	December 2001		December 2000 (unaudited)		Change		March 2001	
	Amount	% Rev	Amount	% Rev	Amount	% Rev	Amount	% Rev
Net revenues	$38,709,645	100.0%	$ 36,942,984	100.0%	$1,766,661	4.8%	$49,680,572	100.0%
Cost of services	32,739,103	84.6%	31,409,698	85.0%	1,329,405	4.2%	42,482,598	85.5%
General & admin	1,978,222	5.1%	1,767,537	4.8%	210,685	11.9%	2,360,589	4.8%
Depreciation & amortization	647,029	1.7%	656,773	1.8%	(9,745)	-1.5%	748,478	1.5%
Uncollectible accounts	417,195	1.1%	425,641	1.2%	(8,446)	-2.0%	566,601	1.1%
Operating income	$ 2,928,096	7.6%	$ 2,683,335	7.3%	$ 244,762	9.2%	$ 3,522,306	7.1%
EBITDA	$ 3,575,125	9.2%	$ 3,340,108	9.0%	$ 235,017	7.0%	$ 4,270,784	8.6%
Admissions	3,364		3,496		(132)	-3.8%	4,588	
Patients months of care	42,509		41,322		1,187	2.9%	55,068	
Patient days of care	538,918		537,397		1,521	0.3%	710,452	
Revenue per patient day	$ 71.83		$ 68.74		$ 3.09	4.5%	$ 69.93	
ADC in-center								
Avg. weekday attend.	1,244		1,248		(4)	-0.3%	1,231	
Avg. center capacity	1,689		1,671		18	1.1%	1,671	
Average occupancy	73.6%		74.7%		-1.1%		73.7%	

The commentary that follows explains the comparison of the nine months ended December 31, 2001 to the unaudited results for the nine months ended December 2000. The explanations set forth below also address the comparisons of the percentage of revenue information shown above for the year ended March 31, 2001.

ADHS revenues increased 4.8% to $38.7 million in 2001 from $36.9 million in 2000. Average revenue per day of care increased about 4.5% and 2.7% over the December 2000 and March 2001 periods, respectively as a result of mix changes and higher reimbursement rates. The Company had one more center in operation in 2000 than in 2001. Occupancy in the adult day care centers was 73.6% of capacity in 2001 and 74.7% of capacity in 2000. Average capacity increased as the addition of new centers in Kentucky and Florida slightly more than offset the capacity closed last year. As of December 31, 2001, total system capacity was 1,827 guests per day. In addition to the above, net revenues for the nine-months ended December 31, 2001 included a one-time, non-recurring supplemental reimbursement of $210,000 from the Maryland Medicaid program.

Cost of services as a percent of revenues decreased to 84.6% in 2001 from 85.0% and 85.5% in the December 2000 and March 2001 periods, respectively, primarily as a result of the pricing, volume and capacity changes discussed above. General and administrative expenses were relatively unchanged between periods and increased slightly as a percent of revenues. Depreciation and amortization decreased due to certain property items reaching the end of their useful lives. Management establishes an allowance for uncollectible accounts based on its estimate of probable collection losses. The provision for uncollectible accounts was just over 1% of revenue in both periods.

During the nine months ended December 31, 2001, the Company opened three new Adult Day Care facilities: Ft. Myers FL, Bardstown KY and Ft. Thomas KY (Cincinnati metro area). These facilities generated a pre-tax loss of $293,000 in the December 2001 period.

Visiting Nurse (VN) - Segment-Nine-Months Ended December 31, 2001 and 2000 (Unaudited) and the Year Ended March 31, 2001 (as restated)

The Company's VN segment provides skilled medical services in patients' homes to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 83% of the VN segment revenues come from the Medicare program and are generated on a per episode basis rather than a daily fee basis as in ADHS. During the entirety of the December 2001 period, Medicare PPS was in effect. From April 1, 2000 through September 30, 2000 Medicare's cost-based reimbursement system was in effect. For all periods after September 30, 2000, Medicare PPS was in effect.

	Nine Months Ended							
	December 2001		December 2000 (unaudited)		Change		Year Ended March 2001	
	Amount	% Rev	Amount	% Rev	Amount	%	Amount	%
Net revenues	$ 21,043,917	100.0%	$18,958,949	100.0%	$ 2,084,967	11.0%	$25,774,214	100.0%
Cost of services	15,401,130	73.2%	16,876,850	89.0%	(1,475,719)	-8.7%	22,004,512	85.4%
General & admin	1,436,452	6.8%	1,898,306	10.0%	(461,854)	-24.3%	2,672,287	10.4%
Depreciation & amortization	544,259	2.6%	443,081	2.3%	101,178	22.8%	664,060	2.6%
Uncollectible accounts	471,563	2.2%	407,846	2.2%	63,716	15.6%	516,660	2.0%
Operating income (loss)	$ 3,190,513	15.2%	$ (667,134)	-3.5%	$ 3,857,647	NM	$ (83,305)	-0.3%
EBITDA	$ 3,734,772	17.8%	$ (224,053)	-1.2%	$ 3,958,825	NM	$ 580,755	2.3%
Admissions	6,068		5,516		552	10.0%	7,737	
Patient months of care	16,371		17,051		(680)	-4.0%	23,157	
Revenue per patient month	$ 1,285		$ 1,112		$ 173	15.6%	$ 1,113	

The commentary that follows explains the comparison of the nine months ended December 31, 2001 to the unaudited results for the nine months ended December 2000. The explanations set forth below also address comparisons of the percentage of revenue information shown above for the year ended March 31, 2001.

The VN segment's financial performance under PPS is, in part, a result of the Company's work to prepare for operation under PPS and in part due to higher reimbursement rates under PPS. As shown in the table above, the VN operations incurred losses in the December 2000 and March 2001 periods as a result of operating under the old cost-based reimbursement system for portions of each period. In the December 2001 period, the Company earned a higher rate of reimbursement and incurred lower operating costs in its VN operations than were earned and incurred, respectively, in the December 2000 and March 2001 periods. Costs of services, primarily labor and related costs, were reduced due to increased staff productivity and a reduction in the amount of unprofitable insurance and managed care cases. These reductions were accomplished in large part due to substantial investments made in information systems software employed in the operation of the segment. The Company plans to continue its efforts to refine and improve the operating efficiencies of the segment. The Company generated 10% more admissions in the nine months ended December 31, 2001 versus the nine months ended December 31, 2000 while patient months of care declined 4% due to a shorter average length of stay. Bad debt expense approximated 2% of revenues in all periods shown above based on historical collection results. Since Medicare PPS is still relatively new, this rate may differ in the future.

A Medicare rate increase of 5.3% went into effect October 1, 2001. A Medicare rate decrease is scheduled to go into effect October 1, 2002. The Company currently estimates that if such rate cut is enacted it would have the approximate effect of reversing on October 1, 2002, the rate increase that went into effect on October 1, 2001. However, the Medicare program has not yet announced what the rates would actually be. Accordingly, there can be no assurance that the Company's estimate will prove accurate.

Twelve Months Ended March 31, 2001 Compared with Twelve Months Ended March 31, 2000 (All as Restated)

Consolidated		Twelve Months Ended March 2001 Amount	% Rev	March 2000 Amount	% Rev	Change Amount	Percent
Net revenues	ADHS	$ 49,680,572	65.8%	$ 44,723,514	56.4%	$ 4,957,058	11.1%
	VN	25,774,214	34.2%	34,619,609	43.6%	(8,845,395)	-25.6%
		$ 75,454,786	100.0%	$ 79,343,123	-4.9%	$ (3,888,337)	-4.9%
Operating income	ADHS	$ 3,522,306	7.1%	$ 2,198,437	4.9%	$ 1,323,869	60.2%
	VN	(83,305)	-0.3%	(4,945,278)	-14.3%	4,861,973	NM
		3,439,001	4.6%	(2,746,841)	-3.5%	6,185,842	NM
Unallocated corporate expenses		1,603,505	2.1%	1,996,910	2.5%	(393,405)	-19.7%
EBIT		1,835,496	2.4%	(4,743,751)	-6.0%	6,579,247	NM
Interest expense		815,643	1.1%	656,434	0.8%	159,219	24.3%
Income taxes		479,305	0.6%	(2,008,867)	-2.5%	2,747,780	NM
Net income (loss) from continuing operations		$ 540,538	0.7%	$ (3,391,318)	-4.3%	$ 3,672,248	NM
EBITDA		$ 3,363,983	4.5%	$ (3,110,758)	-3.9%	$ 6,474,741	NM
Effective tax rate		47.0%		37.0%		5.0%	

The Company's net revenues declined $3.9 million or 4.9% primarily as a result of the closure of three of the Company's 11 home health agencies and an intentional reduction in non-profitable insurance cases in the VN segment. ADHS Segment revenues grew $5 million or 11% on volume growth of 16%. Operating income before unallocated corporate expense improved $6.2 million primarily as a result of the Company's actions to adapt its operations to new Medicare PPS reimbursement system which took effect on October 1, 2001. ADHS operating income before unallocated corporate expenses grew over 60% on increased volumes. Unallocated corporate expenses decreased primarily due to a comprehensive overhaul of the Company's organizational structure following the sale of the product operations in 2000. Refer to the segment discussions below for additional information.

The increase in interest is primarily a result of higher average outstanding debt levels in the year ended March 2001.

The effective income tax rate was approximately 47% of income before income taxes in 2001 as compared to an effective income tax rate of approximately 37% in 2000. The higher tax rate used in 2001 was a result of taxable losses incurred in certain state and local jurisdictions and the establishment of a valuation allowance against the realizability of the related net operating loss carryforwards. Taxable income was generated in those jurisdictions 2001.

ADHS Segment-Years Ended March 31, 2001 and 2000 (As Restated)

	Years Ended					
	March 2001		March 2000		Change	
	Amount	% Rev	Amount	% Rev	Amount	Percent
Net revenues	$ 49,680,572	100.0%	$ 44,723,514	100.0%	$4,957,058	11.1%
Cost of services	42,482,598	85.5%	38,139,827	85.2%	4,342,771	11.4%
General & admin	2,360,589	4.8%	2,451,903	5.5%	(91,314)	-3.7%
Depreciation & amortization	748,478	1.5%	1,026,734	2.3%	(278,256)	-27.1%
Uncollectible accounts	566,601	1.1%	906,612	2.0%	(340,011)	-37.5%
Operating income	$ 3,522,306	7.1%	$ 2,198,438	4.9%	$1,323,868	60.2%
EBITDA	$ 4,270,784	8.6%	$ 3,225,172	7.2%	$1,045,612	32.4%
Admissions	4,588		4,852		(264)	-5.4%
Patients months of care	55,068		50,727		4,341	8.6%
Patient days of care	710,452		615,084		95,368	15.5%
Revenue per patient day	$ 69.93		$ 72.71		$ (2.78)	-3.8%
ADC in-center						
Avg. weekday attend.	1,231		1,069		162	15.1%
Avg. center capacity	1,671		1,404		267	19.0%
Average occupancy	73.7%		76.1%		-2.4%	

Net revenues increased 11% to $49.7 million in 2001 from $44.7 million in 2000. Revenue growth came from volumes due to increased attendance in the adult day care centers and higher unit sales in in-home personal care programs. Average revenue per patient day of care decreased as increased volumes in lower unit revenue components offset reimbursement rate increases. Average capacity increased to 1,671 in 2001 period from 1,404 in 2000. Occupancy in the adult day care centers was 73.7% of capacity in 2001 and 76.2% of capacity in 2000 with the decline coming from the addition of capacity. The Company had four more adult day care facilities in 2001 than in 2000.

Cost of services as a percent of revenues increased primarily as a result of the pricing, volume and capacity changes discussed above. General and administrative expenses decreased despite higher volumes and revenues primarily due to an overhaul of the Company's organizational structure following the sale of the product operations in 2000. Depreciation and amortization decreased due to certain property items reaching the end of their useful lives. Management establishes an allowance for uncollectible accounts based on its estimate of probable collection losses.

VN Segment-Years Ended March 31, 2001 and 2000 (As Restated)

From April 1, 2000 through September 30, 2000 Medicare's cost-based reimbursement system was in effect. For all periods after September 30, 2000, Medicare PPS was in effect. Medicare's cost-based reimbursement system was in effect for all of the year ended March 31, 2000.

	Years Ended					
	March 2001		March 2000		Change	
	Amount	% Rev	Amount	% Rev	Amount	Percent
Net revenues	$25,774,214	100.0%	$ 34,619,609	100.0%	$ (8,845,395)	-25.6%
Cost of services	22,004,512	85.4%	36,370,532	105.1%	(14,366,020)	-39.5%
General & admin	2,672,287	10.4%	2,077,611	6.0%	594,676	28.6%
Depreciation & amortization	664,060	2.6%	241,024	0.7%	423,036	175.5%
Uncollectible accounts	516,660	2.0%	875,721	2.5%	(359,061)	-41.0%
Operating income	$ (83,305)	-0.3%	$ (4,945,278)	-14.3%	$ 4,861,974	NM%
EBITDA	$ 580,755	2.3%	$ (4,704,255)	-13.6%	$ 5,285,010	NM%
Admissions	7,737		11,621		(3,884)	-33.4%
Patient months of care	23,157		36,926		(13,769)	-37.3%
Rev. per patient month	$ 1,113		$ 938		$ 175	18.7%

As indicated above, in 2000 the VN segment generated significant operating losses. Prior to the sale of the product operations, the Company was able to sustain this level of operating losses due to profits in the product segment on patients from the same referral and payment sources, which more than offset the VN losses. Specifically, Medicare, private insurance and managed care business was profitable in the product operations and unprofitable in the VN segment. After the sale of the product operations in November 1999, the Company took steps to significantly reduce the amount of private insurance/managed care business and to completely redesign its operating structure to lower operating costs. This included closing three of the Company's eleven home health agencies and implementing new information systems, productivity standards and labor reductions in the remaining agencies over the second half of 2000 and the first half of 2001.

The following table sets forth the change in operating results during the fiscal year ended March 31, 2001 in periods of PPS reimbursement and cost reimbursement:

	10/1-3/31, With-PPS		4/1-9/30, Pre-PPS		Change 1st Half to 2nd	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$13,543,764	100.0%	$12,230,450	100.0%	$ 1,313,314	10.7%
Cost of services	10,610,861	78.3%	11,393,651	93.2%	(782,790)	-6.9%
General & administrative	1,260,820	9.3%	1,411,467	11.5%	(150,647)	-10.7%
Depreciation & amortization	366,000	2.7%	298,060	2.4%	67,940	22.8%
Uncollectible accounts	249,298	1.8%	267,362	2.2%	(18,064)	-6.8%
Operating income	$ 1,056,785	7.8%	$ (1,140,090)	-9.3%	$ 2,196,875	NM
EBITDA	1,422,785	10.5%	(842,031)	-6.9%	2,264,815	NM

The segment's financial performance under PPS is in part a result of the Company's work to prepare for operation under PPS and in part due to higher reimbursement rates under PPS. As shown in the table above, the VN operations incurred net losses in the first six months of the fiscal year ended March 31, 2001 operating under the old cost-based reimbursement system. In the second six months, the Company earned a higher rate of reimbursement and incurred lower operating costs on its VN operations than were earned and incurred respectively in the first half. Costs of services, primarily labor and related costs, were reduced by almost 7%. The Company cared for 4,560 Medicare patients in the second half of the year compared to 4,377 Medicare patients in the first half. Additionally, as noted above the Company reduced unprofitable insurance and managed care business.

Depreciation increased due to investment in a computerized clinical management system to support operation under PPS.

Bad debt expense approximated 2% of revenues based on historical collection results. Since Medicare PPS is still relatively new, this 2% rate may differ in the future.

Liquidity and Capital Resources

Revolving Credit Facility. The Company has a $22.5 million credit facility with Bank One Kentucky NA which expires June 30, 2003. The credit facility bears interest at the bank's prime rate plus a margin (ranging from 0% to 1.0%, currently 0%) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. Borrowings are available equal to the greater of: a) a multiple of earnings before interest, taxes, depreciation and amortization (as defined) or, b) an asset based formula, primarily based on accounts receivable. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 2001 the formula permitted the entire $22.5 million to be used of which approximately $12.6 million was outstanding. Additionally, an irrevocable letter of credit, totaling $2.7 million, was outstanding in connection with the Company's self-insured workers compensation and transportation insurance programs. Thus, a total of $15.3 million was either outstanding or committed as of December 31, 2001 while an additional $7.2 million was available for use. Additionally, at December 31, 2001, the Company had approximately $1.9 million in cash. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2001, the Company was in compliance with the covenants.

The Company believes that this facility will be sufficient to fund its operating needs for at least the next twelve months. Management will continue to evaluate additional capital, including possible debt and equity investments in the Company, to support a more rapid development of the business than would be possible with internal funds.

Stock and Warrant Redemption. In March 2001, the Company redeemed 748,501 shares of common stock and a warrant to purchase 200,000 shares of common stock (at an exercise price of $12.50 per share). The Company's cost of redemption totaled approximately $5.1 million. As of March 31, 2001 a total of 2,510,062 common shares were outstanding. The following table shows the accretive impact of this redemption on consolidated diluted earnings per share for nine-months ended December 31, 2001:

	Nine-Months Ended December 31, 2001
Consolidated Net Income	
As stated	$ 3,328,414
Interest on borrowings for redemption	336,000
Income tax effect	(125,520)
Net Income if shares had not been redeemed	3,538,894
Weighted average diluted shares outstanding	
As stated	2,909,285
Shares redeemed	748,501
Diluted shares if shares had not been redeemed	3,657,786
Diluted EPS	
As stated	$ 1.14
If shares had not been redeemed	0.97
Accretive effect of share redemption	$ 0.17
Percent accretive	15%

On-Going Stock Buy Back Program. In March 2001, following the Stock and Warrant Redemption discussed above, the Company's Board of Directors authorized up to an additional $1 million to be used to acquire shares of the Company's common stock. In April 2001, the Company initiated a stock repurchase plan in compliance with Rule 10B-18 of the Securities Exchange Act of 1934. This plan permits purchases to take place selectively from time to time in open market purchases through a broker or in privately negotiated transactions. During the nine months ended December 31, 2001, a total of 57,400 shares were repurchased under this program, all of which were in open market purchases. A total of $516,678 was expended on these purchases for an average acquisition cost of $9.00 per share. These purchases did not have a material effect on net income or earnings per share for the nine-months ended December 31, 2001.

Cash Flows

Key elements to the Consolidated Statements of Cash Flows for the nine months ended December 31, 2001 and years ended March 31, 2001 and 2000 were:

Net Change in Cash and Cash Equivalents	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Provided by (used in)			
Operating activities	$ 1,173,330	$ 260,536	$ 3,122,691
Investing activities	(2,088,473)	(2,882,079)	(1,329,989)
Financing activities	345,943	3,685,622	(12,407,475)
Discontinued operations	-	-	11,009,535
Net increase (decrease) in cash and cash equivalents	$ (569,200)	$ 1,064,079	$ 394,762

Nine Months Ended December 31, 2001

Net cash provided by operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the increase in accounts receivable resulted from revenue growth. Days sales outstanding were approximately 81 at both December 31, 2001 and March 31, 2001. Substantially all the decrease in accounts payable and accrued liabilities resulted from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for the VN segment which is included in the net income from discontinued operations. Net cash used in investing activities resulted principally from amounts invested in adult day health services expansion activities and improvements in information systems. Net cash used by financing activities resulted primarily from borrowings on the Company's credit facility, payment of capital lease and debt obligations, repurchases of common stock, and proceeds from stock option exercises.

Year Ended March 31, 2001

Net cash used in operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the increase in accounts receivable resulted from and increase in days sales outstanding which were approximately 81 at March 31, 2001 and 70 at March 31, 2000. Accounts receivable increased primarily as a result of under-payments from the Kentucky Medicaid program. Accounts payable and accrued liabilities grew as a result of an increase in the number of days expenses outstanding due to slower payment of liabilities, partially offset by a decline in average daily expenses. Days expenses (excluding depreciation and bad debt expense) were approximately 68 at March 31, 2001 and 58 at March 31, 2000. Net cash used in investing activities resulted principally from amounts invested in adult day health services expansion activities and improvements in information systems. Net cash used by financing activities resulted primarily from borrowings on the Company's credit facility, payment of capital lease and debt obligations, repurchases of common stock, and proceeds from stock option exercises.

Year Ended March 31, 2000

Net cash provided by operating activities resulted principally from current period loss, net of changes in accounts receivable, accounts payable and accrued expenses. Changes in continuing operations accounts receivable were insignificant. Accounts payable and accrued liabilities increased principally due to the inclusion of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for the VN segment. Net cash used in investing activities resulted principally from amounts invested in adult day health services expansion activities and improvements in information systems. Net cash used by financing activities resulted primarily from payments on the Company's credit facility from the proceeds of the sale of the product operations in November 1999 as described in Note 10 to the financial statements.

Contractual Obligations. The following table provides information about the payment dates of the Company's contractual obligations at December 31, 2001, excluding current liabilities except for the current portion of long-term debt (amounts in thousands):

	2002	2003	2004	2005	2006 & Later
Revolving credit facility	$ -	$ 12,586	$ -	$ -	$ -
Capital lease obligations	364	241	173	157	438
Mortgage debt	47	47	47	47	316
Operating leases	3,194	1,928	1,414	1,042	378
Total	$ 3,605	$ 14,802	$ 1,634	$ 1,246	$ 1,132

The Company believes that its cash flow from operations will be sufficient to cover debt payments, future capital expenditures and operating needs. In addition, it is likely that the Company will pursue growth from acquisitions, partnerships and other ventures that would be funded from excess cash from operations, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace.

Commitments and Contingencies

Letter of Credit. The Company has an outstanding letter of credit of $2.7 million at December 31, 2001, which benefits its third-party insurer/administrator for its automobile and workers' compensation self-insurance programs.

Acquisition Agreements. The Company currently has no obligations related to acquisition agreements. However, the Company is actively seeking acquisition candidates and may reasonably be expected to enter into acquisitions in the future.

General and Professional Liability. The Company is party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. The Company carries insurance coverage for this exposure however its deductible per claim increased from $5,000 to $25,000 effective July 1, 2001. At December 31, 2001, the general and professional liability consisted of reserves of $85,000. The Company can give no assurance that this liability will not require material adjustment in future periods.

Other Litigation. On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding) filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin refiled its lawsuit. The Company believes it has meritorious defenses to the claims and does not expect that the ultimate outcome of the suit will have a material impact on the Company's results of operations, liquidity or financial position. The Company plans to vigorously defend its position in this case. Estimated costs of litigation are included in accrued liabilities on the accompanying balance sheet. However, the Company can give no assurance that the accrued amount will be sufficient to cover the cost of the litigation and the Company can give no assurance that it will be successful in its defense.

Health Care Reform

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document. Proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

Federal and State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as the Company. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

The Company cannot predict what additional government regulations may be enacted in the future affecting its business or how existing or future laws and regulations might be interpreted, or whether the Company will be able to comply with such laws and regulations in its existing or future markets.

Refer to the sections on Reimbursement Changes and Cautionary Statements – Forward Outlook and Risks in Part I, and the notes to the accompanying financial statements and elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Department of Health and Human Services must adopt standards for the following:

- Electronic transactions and code sets;
- Unique identifiers for providers, employers, health plans and individuals;
- Security and electronic signatures;
- Privacy; and
- Enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the Company believes the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes uniform standards for common health care transactions, including:

- Health care claims information;
- Plan eligibility, referral certification and authorization;
- Claims status;
- Plan enrollment and disenrollment;
- Payment and remittance advice;
- Plan premium payments; and
- Coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require compliance with rules governing the use and disclosure of protected health information, but they also require the Company to impose those rules, by contract, on any business associate to whom we disclose protected information. The Department of Health and Human Services has proposed rules governing the security of health information, but has not yet issued these rules in final form.

The Department of Health and Human Services finalized the electronic transaction standards on August 17, 2000. Payors are required to comply with the transaction standards by October 16, 2002 or October 16, 2003, depending on the size of the payor and whether the payor requests a one-year waiver. Following compliance by its payors, the Company must comply with the transaction standards, to the extent it uses electronic data interchange. The Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Once the Department of Health and Human Services has issued the security regulations in final form, affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the HIPAA provisions related to health information practices include criminal and civil penalties.

Management is in the process of evaluating the effect of HIPAA on the Company. At this time, management anticipates that the Company will be able to fully comply with those HIPAA requirements that have been adopted. However, management cannot at this time estimate the cost of compliance, nor can it estimate the cost of compliance with standards that have not yet been finalized by the Department of Health and Human Services. Although the new and proposed health information standards are likely to have a significant effect on the manner in which the Company handles health data and communicates with payors, based on current knowledge, the Company believes that the cost of our compliance will not have a material adverse effect on its business, financial condition or results of operations.

Impact of Inflation

Management does not believe that inflation has had a material effect on income during the past several years.

ITEM 7a. Quantitative and Qualitative Disclosures About Market Risk

Derivative Instruments

The Company does not use derivative instruments.

Market Risk of Financial Instruments

The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates.

At December 31, 2001, a hypothetical 100 basis point increase in short-term interest rates would result in a reduction of approximately $126,000 in annual pre-tax earnings from continuing operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALMOST FAMILY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(AS RESTATED SEE NOTE 1)

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001 (1)	Nine Months Ended December 31, 2000 (1) (unaudited)	Year Ended March 31, 2000 (1)
Net revenues	$ 59,753,561	$ 75,454,786	$ 55,901,933	$ 79,343,123
Cost of sales and services	48,140,233	64,487,110	48,286,548	74,510,359
General and administrative expenses	4,878,469	6,520,432	4,700,495	6,161,188
Depreciation and amortization expense	1,270,204	1,528,487	1,246,504	1,632,993
Provision for uncollectible accounts	888,757	1,083,261	833,487	1,782,333
Income (loss) from continuing operations before other income (expense) and income taxes	4,575,898	1,835,495	834,999	(4,743,750)
Other income (expense):				
Interest expense	(712,002)	(815,653)	(631,316)	(656,434)
Income (loss) from continuing operations before income taxes	3,863,895	1,019,842	203,583	(5,400,184)
Provision (benefit) for income taxes	1,622,831	479,305	95,663	(2,008,836)
Net income (loss) from continuing operations	$ 2,241,064	$ 540,537	$ 107,920	$ (3,391,348)
Discontinued operations:				
Income from operations, net of income taxes of $831,000	-	-	-	1,148,724
Loss on disposal, net of income taxes of $1,591,000	-	-	-	(2,863,628)
Reclassification of VN operating losses previously provided, net of income taxes of $451,844	-	737,220	737,220	-
Gain from reversal of previously recorded disposal charge, net of income taxes of $695,000	1,087,350	-	-	-
Net income (loss)	$ 3,328,414	$ 1,277,757	$ 845,140	$ (5,106,252)
Per share amounts-Basic				
Average shares outstanding	2,478,000	3,145,511	3,145,511	3,124,016
Net income (loss) from continuing operations	$ 0.90	$ 0.17	$ 0.03	$ (1.08)
Discontinued operations				
Income (loss) from operations, net of applicable income taxes		-	-	0.37
Loss on disposal, net of applicable income taxes	-	-	-	(0.92)
Reclassification of VN operating losses previously provided, net of income taxes	-	0.23	0.23	-
Gain from reversal of previously recorded disposal charge, net of income taxes	0.44	-	-	-
Net income (loss)	$ 1.34	$ 0.40	$ 0.26	$ (1.63)
Per share amounts-Diluted				
Average shares outstanding	2,909,285	3,306,682	3,306,682	3,124,016
Net Income (loss) from continuing operations	$ 0.77	$ 0.16	$ 0.03	$ (1.08)
Discontinued operations				
Income (loss) from operations, net of applicable income taxes	-	-	-	0.37
Loss on disposal, net of applicable income taxes	-	-	-	(0.92)
Reclassification of VN operating losses previously provided, net Of income taxes	-	0.22	0.22	-
Gain from reversal of previously recorded disposal charge, net Of income taxes	0.37	-	-	-
Net income (loss)	$ 1.14	$ 0.38	$ 0.25	$ (1.63)

(1) Where appropriate, amounts for these periods have been restated and reclassified as discussed in Note 1 to the financial statements.

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(AS RESTATED SEE NOTE 1)

ASSETS	December 31, 2001	March 31, 2001 (1)
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,928,391	$ 2,497,591
Accounts receivable – net	17,896,966	16,725,681
Prepaid expenses and other current assets	1,021,417	2,262,088
Deferred tax assets	1,764,281	1,499,975
TOTAL CURRENT ASSETS	22,611,055	22,985,335
PROPERTY AND EQUIPMENT – NET	8,113,938	5,365,092
COST IN EXCESS OF NET ASSETS ACQUIRED – NET	3,783,448	2,477,341
DEFERRED TAX ASSETS	143,662	2,184,348
OTHER ASSETS	1,224,546	971,663
	$ 35,876,649	$ 33,983,779

LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 10,309,546	$ 13,232,053
Current portion - capital leases and term debt	338,402	11,886
	10,647,948	13,243,939
LONG-TERM LIABILITIES:		
Revolving credit facility	12,586,532	11,790,638
Capital leases and term debt	837,934	508,820
Mortgage liability	352,687	411,421
Other liabilities	1,070,137	771,078
TOTAL LONG-TERM LIABILITIES	14,847,290	13,481,957
TOTAL LIABILITIES	25,495,238	26,725,896
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.10; authorized 10,000,000 shares; 3,317,874 and 3,289,974 issued and outstanding, respectively	331,790	329,000
Treasury stock, at cost, 837,312 and 779,912 shares, respectively	(5,783,597)	(5,266,919)
Additional paid-in capital	26,040,728	25,731,726
Accumulated deficit	(10,207,510)	(13,535,924)
TOTAL STOCKHOLDERS' EQUITY	10,381,411	7,257,883
	$ 35,876,649	$ 33,983,779

(1) Where appropriate, amounts for these periods have been restated and reclassified as discussed in Note 1 to the financial statements.

The accompanying notes to consolidated financial statements
are an integral part of these balance sheets.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (2)
NINE MONTHS ENDED DECEMBER 31, 2001 AND YEARS ENDED MARCH 2001 AND 2000
(AS RESTATED SEE NOTE 1)

	Common Stock		Treasury Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, March 31, 1999	3,130,413	$ 313,044	10,000	$ (5,975)	$ 25,345,586	$ (9,707,429)	$ 15,855,226
Options Exercised	20,750	2,075			38,684		40,759
Net Loss						(5,106,252)	(5,106,252)
Balance, March 31, 2000 (1)	3,151,163	315,119	10,000	(95,975)	25,384,270	(14,813,681)	10,789,733
Options Exercised	138,811	13,881			347,456		361,337
Repurchased Shares			769,912	(5,170,944)			(5,170,944)
Net Income						1,277,757	1,277,757
Balance, March 31, 2001 (1)	3,289,974	$ 329,000	779,912	$ (5,266,919)	$ 25,731,726	$ (13,535,924)	$ 7,257,883
Options Exercised	27,900	2,790			77,973		80,763
Repurchased Shares			57,400	(516,678)			(516,678)
Tax benefit from exercise of non-qualified stock options					231,029		231,029
Net Income						3,328,414	3,328,414
Balance, December 31, 2001	3,317,874	$ 331,790	837,312	$(5,783,597)	$ 26,040,728	$ (10,207,510)	$ 10,381,411

(1) Where appropriate, amounts for these periods have been restated and reclassified as discussed in Note 1 to the financial statements.

(2) For the periods presented, there are no elements of other comprehensive income as defined by Statement of Financial Accounting Standards, No. 130 Reporting Comprehensive Income.

The accompanying notes to consolidated financial statements are an integral part of these statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AS RESTATED SEE NOTE 1)

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001 (1)	Year Ended March 31, 2000 (1)
Cash flows from operating activities:			
Net income (loss)	$ 3,328,414	$ 1,277,757	$ (5,106,252)
Less net income (loss) from discontinued operations	1,087,350	737,220	(1,714,904)
Net income (loss) from continuing operations	2,241,064	540,537	(3,391,348)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,270,204	1,528,488	1,632,993
Provision for uncollectible accounts	888,757	1,083,262	1,782,333
Deferred income taxes	1,027,291	125,239	(345,561)
	5,427,316	3,277,525	(321,583)
Change in certain net assets, net of the effects of acquisitions and dispositions:			
(Increase) decrease in:			
Accounts receivable	(2,060,042)	(2,650,703)	(331,613)
Prepaid expenses and other current assets	(144,372)	(991,118)	204,662
Other Assets	(370,830)	(84,340)	16,315
Increase (decrease) in:			
Accounts payable and accrued expenses	(1,977,800)	986,547	2,835,903
Other liabilities	299,058	(277,375)	719,007
Net cash provided by (used in) operating activities	1,173,330	260,536	3,122,691
Cash flows from investing activities:			
Capital expenditures	(2,088,473)	(2,836,709)	(1,209,989)
Acquisitions, net of cash acquired	-	(45,370)	(120,000)
Net cash (used in) provided by investing activities	(2,088,473)	(2,882,079)	(1,329,989)
Cash flows from financing activities:			
Net revolving credit facility borrowings	795,894	8,633,013	(12,435,382)
Repurchase of common shares	(516,678)	(5,170,944)	-
Proceeds from stock option exercises	311,792	361,337	40,759
Principal payments on debt and capital leases	(245,065)	(137,785)	(12,852)
Net cash provided by (used in) financing activities	345,943	3,685,622	(12,407,475)
Net cash provided by (used in) discontinued operations and change in investment in discontinued operations	-	-	11,009,535
Net (decrease) increase in cash and cash equivalents	(569,200)	1,064,079	394,762
Cash and cash equivalents at beginning of year	2,497,591	1,433,512	1,038,751
Cash and cash equivalents at end of year	$ 1,928,391	$ 2,497,591	$ 1,433,512
Supplemental disclosures of cash flow information:			
Cash payment of interest	$ 653,000	$ 829,000	$ 989,000
Cash payment of taxes	$ 1,412,000	$ 706,000	$ 232,000
Summary of non-cash investing activities:			
Capital expenditures financed under capital leases	$ 841,961	$ 611,456	$ -

(1) Where appropriate, amounts for these periods have been restated and reclassified. See Note 1 to the financial statements.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of *Almost Family, Inc.* (a Delaware corporation) and its wholly-owned subsidiaries (collectively "*Almost Family*" or the "Company"). The Company provides alternatives for seniors and other adults with special needs and their families who wish to avoid nursing home placement as long as possible and remain independent, through its network of adult day care centers and ancillary services. The Company also operates a chain of Medicare-certified home health agencies under the trade name "*Caretenders™*". The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. All material intercompany transactions and accounts have been eliminated in consolidation.

RESTATEMENT OF FINANCIAL STATEMENTS

As a result of accounting errors, the Company has restated its previously issued financial statements for the fiscal years ended March 31, 2001 and March 31, 2000, and its previously issued financial results for the quarterly periods in those fiscal years and the quarterly periods ended June 30 and September 30, 2001. Previously reported net income has been reduced by approximately $934,000 or $0.28 per diluted share in the year ended March 31, 2001 and $363,000 or $0.12 per diluted share in the year ended March 31, 2000. The components of the restatement and its effect on previously issued financial statements are set forth below. The effect on quarterly financial information is set forth in Note 13 to the financial statements. On February 15, 2002, the Company issued a press release stating, and notified the Securities and Exchange Commission, that it expected to restate its financial statements.

The Company has adopted significant changes in its administrative procedures and internal controls relating to accounting for its self-insurance programs, including requirements that third-party financial information be provided to both financial accounting and operating personnel, improvements in the methodology for expensing the cost of claims incurred but not paid, and year end validation by third-party experts of the Company's estimated liability for unpaid claims.

On February 20, 2002, the Board of Directors appointed a Special Committee of two independent directors, Tyree Wilburn and Jonathan Goldberg, and directed the Committee to investigate the causes of the accounting errors. As authorized by the Board, the Special Committee retained counsel (Wilmer, Cutler & Pickering) previously unaffiliated with the Company to assist its inquiry, and counsel in turn engaged forensic accountants (Ten Eyck Associates, Inc.) also unaffiliated with the Company. The investigation of the Special Committee is substantially complete. The principal conclusions are that a former officer, the Vice President of Human Resources responsible for managing the Company's self-insurance programs, negligently, and at times intentionally, provided inaccurate information to the Company's financial accounting staff, and to its independent public accountants, that caused the Company to record a receivable to which it was not entitled and to understate certain liabilities, particularly with respect to the medical, workers' compensation and automobile self-insurance programs.

The Board has asked the Special Committee to (1) make additional recommendations to improve the Company's administrative processes and internal controls; (2) make a recommendation regarding whether to pursue legal action against the former officer; and (3) report the results of the inquiry to the Securities and Exchange Commission.

Components of the restatement and their approximate effect on previously reported net income (loss), are set forth in the following table (amounts rounded to nearest thousand dollars):

	March 31, 2001	March 31, 2000
Increase in Health self-insurance expense	$ 1,509,000	$ 811,000
Increase in Workers compensation and automobile self-insurance expense	493,000	208,000
Additional revenues recorded from amending Medicare and Medicaid cost reports due to restatement	(240,000)	(390,000)
Total reduction in pre-tax income due to restatement	1,762,000	629,000
Income tax effect	(828,000)	(266,000)
Total reduction in net income due to restatement	934,000	363,000
Net income (loss) as previously reported	2,212,000	(4,743,000)
Net income (loss) as restated	$ 1,278,000	$ (5,106,000)
Basic Earnings (Loss) Per Share		
As previously reported	$ 0.70	$ (1.52)
As restated	$ 0.40	$ (1.63)
Diluted Earnings (Loss) Per Share		
As previously reported	$ 0.67	$ (1.52)
As restated	$ 0.38	$ (1.63)

The restatement of self-insurance expense also results in amendment of the Company's Medicare and Kentucky Medicaid cost reports for the periods indicated. The amendments are expected to result in additional reimbursement due to the Company of approximately $240,000 and $390,000 related to the years ended March 31, 2001 and 2000 respectively. Accordingly, the Company has recorded the expected additional reimbursement in net revenues and accounts receivable in the effected periods. Substantially all of the restatement of self-insurance expense is reflected in the "cost of services" line in the accompanying income statements. The restatement of insurance assets and liabilities resulted in a reduction of "prepaid expenses and other current assets" (which previously included a reinsurance receivable) of approximately $538,000 at March 31, 2001. The balance of the restatement increased accounts payable and accrued liabilities by approximately $1,464,000 and $1,019,000 at March 31, 2001 and 2000 respectively. Consolidated net equity decreased by the amount of the restatement impact on net income.

As shown in Note 13 to the financial statements the self-insurance accounting issues described above also resulted in a reduction of net income of $125,000 or $0.04 per diluted share and $176,000 or $0.07 per diluted share in the quarters ended June 30 and September 30, 2001, respectively.

The Company anticipates that the after-tax cost of conducting the investigation into this matter, consisting primarily of professional fees, will be approximately $360,000 or $0.12 per diluted share. This cost will be included in the Company's results of operations for the quarter ended March 31, 2002.

DECISION TO RETAIN VN OPERATIONS

On September 14, 2001, the Company announced that its Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

CHANGE IN FISCAL YEAR END

Also on September 14, 2001, the Company announced that it has changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present information for the nine-months ended December 31, 2001, and for the twelve months ended March 31, 2001 and 2000.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Uninsured deposits at December 31, 2001, and March 31, 2001 were approximately $1.9 million and $2.5 million, respectively. These amounts have been deposited with national financial institutions.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives. The estimated useful lives of depreciable assets are as follows:

	Estimated Useful Life
Buildings and improvements	30
Leasehold improvements	3-10
Medical equipment	2-10
Office and other equipment	3-10
Transportation equipment	3-5
Internally generated software	3

COST IN EXCESS OF NET ASSETS ACQUIRED

The costs in excess of fair value of net assets acquired are stated at cost and amortized on a straight-line basis over their estimated useful lives which generally range from 20 (approximately $1.2 million, net at December 31, 2001 and $1.0 million, net at March 31, 2001, respectively) to 40 years (approximately $2.6 million, net, at December 31, 2001 and $1.4 million, net at March 31, 2001). Accumulated amortization of goodwill was $2 million and $1 million at December 31, 2001 and March 31, 2001, respectively.

Subsequent to its acquisitions, the Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company utilizes appropriate methods (such as undiscounted cash flows over the remaining life of the goodwill) in measuring whether or not the goodwill is recoverable.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, effective immediately, eliminates the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company is currently reviewing the new accounting pronouncements to determine their impact on the Company's results of operations and financial position. The initial test for impairment will be completed by the Company by June 30, 2002. The accompanying income statements include goodwill amortization expense of $113,146, $150,229 and $163,309 in the nine months ended December 31, 2001 and the years ended March 31, 2001 and 2000, respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The Company will adopt the provisions of SFAS 144 as of January 1, 2002, and is currently evaluating the impact SFAS 144 may have on its financial position and results of operations.

CAPITALIZATION POLICIES

Maintenance, repairs and minor replacements are charged to expense as incurred. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recognized in income.

Construction costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets. Consistent with AICPA Statement of Position 98-1, the Company capitalizes the cost of internally generated computer software developed for the Company's own use. Software development costs of $911,001, $1,217,448 and $792,397 were capitalized in the nine-months ended December 31, 2001 and the years ended March 31, 2001 and 2000, respectively. Capitalized software development costs are amortized over a three-year period following the initial implementation of the software.

NET REVENUES

The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Approximately 9.9%, 22.3%, and 44.0% of net revenues for the nine months ended December 31, 2001 and the years ended March 31, 2001 and 2000, respectively, were derived under Federal and state third-party cost-based reimbursement programs. These revenues are based on cost reimbursement principles and are subject to examination and retroactive adjustment by agencies administering the programs. Management continuously evaluates the outcome of these reimbursement examinations and provides allowances for losses based upon the best available information. In the opinion of management, adjustments, if any, would not be material to the financial position or the results of operations of the Company.

The Company has a significant dependence on state Medicaid reimbursement programs. Although the Company is not aware of any significant initiatives currently underway that would have a material adverse impact on the Medicaid reimbursement programs or the Company, the Company could be materially impacted by unfavorable changes in the future should they occur. For the nine months ended December 31, 2001, approximately 17%, 17%, 6%, 4% and 3%

of the Company's revenues were generated from Medicaid reimbursement programs in the states of Maryland, Kentucky, Connecticut, Indiana and Massachusetts, respectively.

The following table sets forth the percent of the Company's revenues generated from Medicare, state Medicaid programs and other payors:

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Medicare	29.2%	28.5%	38.1%
Medicaid Programs			
Maryland	16.0%	16.5%	15.4%
Kentucky	17.1%	14.9%	14.2%
Connecticut	6.3%	5.8%	5.5%
Massachusetts	2.9%	3.2%	2.4%
Indiana	3.6%	3.6%	3.8%
Ohio	3.7%	2.5%	1.9%
Florida	1.9%	0.4%	0.4%
Medicaid subtotal	51.5%	46.9%	43.6%
All other payers	19.3%	24.6%	18.3%
Total	100.0%	100.0%	100.0%

Concentrations in the Company's accounts receivable were as follows:

	As of December 31, 2001		As of March 31, 2001	
	Amount	Percent	Amount	Percent
Medicare	$ 6,677,227	32.9%	$ 5,579,851	30.0%
Medicaid Programs:				
Maryland	1,083,617	5.3%	973,955	5.2%
Kentucky	4,179,934	20.6%	4,923,872	26.5%
Connecticut	994,571	4.9%	788,450	4.2%
Massachusetts	839,130	4.1%	740,009	4.0%
Indiana	782,215	3.9%	992,638	5.3%
Ohio	557,773	2.7%	316,524	1.7%
Florida	518,191	2.6%	385,853	2.1%
Medicaid subtotal	8,955,431	44.1%	9,121,301	49.0%
All other payers	4,684,560	23.0%	3,907,649	21.0%
Subtotal	20,317,218	100.0%	18,608,801	100.0%
Allowance for uncollectible accounts	(2,420,252)		(1,883,120)	
	$ 17,896,966		$16,725,681	

The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. The Company does not believe there are any significant credit risks associated with receivables from Federal and state third-party reimbursement programs. The allowance for doubtful accounts principally consists of management's estimate of amounts that may prove uncollectible for coverage, eligibility and technical reasons.

NET INCOME (LOSS) PER SHARE

Net income per share is presented as a unit of basic shares outstanding and diluted shares outstanding. Diluted shares outstanding is computed based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares result from dilutive stock options and warrants. The following table is a reconciliation of basic to diluted shares used in the earnings per share calculation:

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Basic weighted average outstanding shares	2,478,000	3,145,511	3,124,016
Add-common equivalent shares representing shares issuable upon exercise of dilutive options	431,285	161,171	-
Diluted weighted average number of shares at year end(1)	2,909,285	3,306,682	3,124,016

Due to the net loss incurred in fiscal 2000, common equivalent shares are excluded due to their anti-dilutive effect.

(1) In March 2001, the Company repurchased 748,501 shares of common stock and a warrant for 200,000 shares for $5.2 million. Actual common shares outstanding as of December 31, 2001 and March 31, 2001 were 2,480,562, and 2,510,062 respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Refer also to the notes "NET REVENUES" and "HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS".

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable and payable and debt instruments. The book values of cash and accounts receivable and payable are considered representative of their respective fair values. The fair value of the Company's debt instruments approximates their carrying values as substantially all of such debt has rates which fluctuate with changes in market rates.

FINANCIAL STATEMENT RECLASSIFICATIONS

Certain amounts have been reclassified in the March 2001 and 2000 financial statements in order to conform them to the 2001 presentation. Such reclassifications had no effect on previously reported net income (loss). These reclassifications include reclassifying the Company's Visiting Nurse segment from discontinued to continuing operations as described previously.

NOTE 2 - HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS

HEALTH CARE REFORM

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as the Company. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

The Company cannot predict what additional government regulations may be enacted in the future affecting its business or how existing or future laws and regulations might be interpreted, or whether the Company will be able to comply with such laws and regulations in its existing or future markets.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Department of Health and Human Services must adopt standards for the following:

- Electronic transactions and code sets;
- Unique identifiers for providers, employers, health plans and individuals;
- Security and electronic signatures;
- Privacy; and
- Enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the Company believes the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes uniform standards for common health care transactions, including:

- Health care claims information;
- Plan eligibility, referral certification and authorization;
- Claims status;
- Plan enrollment and disenrollment;
- Payment and remittance advice;
- Plan premium payments; and
- Coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require compliance with rules governing the use and disclosure of protected health information, but they also require the Company to impose those rules, by contract, on any business associate to whom we disclose protected information. The Department of Health and Human Services has proposed rules governing the security of health information, but has not yet issued these rules in final form.

The Department of Health and Human Services finalized the electronic transaction standards on August 17, 2000. Payors are required to comply with the transaction standards by October 16, 2002 or October 16 2003, depending on the size of the payor and whether the payor requests a one-year waiver. Following compliance by its payors, the Company must comply with the transaction standards, to the extent it uses electronic data interchange. The

Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Once the Department of Health and Human Services has issued the security regulations in final form, affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the HIPAA provisions related to health information practices include criminal and civil penalties.

Management is in the process of evaluating the effect of HIPAA on the Company. At this time, management anticipates that the Company will be able to fully comply with those HIPAA requirements that have been adopted. However, management cannot at this time estimate the cost of compliance, nor can it estimate the cost of compliance with standards that have not yet been finalized by the Department of Health and Human Services. Although the new and proposed health information standards are likely to have a significant effect on the manner in which the Company handles health data and communicates with payors, based on current knowledge, the Company believes that the cost of our compliance will not have a material adverse effect on its business, financial condition or results of operations.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued expenses at December 31, and March 31, 2001 consisted of the following:

	December 31, 2001	March 31, 2001
Trade payables	$ 3,106,033	$ 2,766,626
Wages and employee benefits	2,086,971	2,562,151
Insurance accruals	3,582,595	3,964,851
Accrued taxes	962,637	2,002,833
Accrued professional fees and other	571,310	541,754
Accrued exit costs of discontinued operations	-	1,393,838
	$ 10,309,546	$ 13,232,053

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, including equipment under capital leases, consist of the following:

	December 31, 2001	March 31, 2000
Buildings and improvements	$ 1,910,092	$ 1,628,746
Leasehold improvements	4,596,628	4,156,227
Medical equipment	603,568	545,170
Computer equipment and software	6,134,926	5,063,763
Office and other equipment	2,566,738	2,360,563
Transportation equipment	2,988,972	2,126,103
Allowance related to discontinued operations	-	(946,115)
	18,800,924	14,934,457
Less accumulated depreciation	(10,686,986)	(9,569,365)
	$ 8,113,938	$ 5,365,092

Depreciation expense was approximately $1,117,621, $1,404,720 and $1,224,768 for the nine months ended December 31, 2001, and the fiscal years ended March 31, 2001, and 2000, respectively.

NOTE 5 - REVOLVING CREDIT FACILITY

Revolving Credit Facility. The Company has a $22.5 million credit facility with Bank One Kentucky NA which expires June 30, 2003. The credit facility bears interest at the bank's prime rate plus a margin (ranging from 0% to 1.0%, currently 0%) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. Borrowings are available equal to the greater of: a) a multiple of earnings before interest, taxes, depreciation and amortization (as defined) or, b) an asset based formula, primarily based on accounts receivable. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 2001 the formula permitted the entire $22.5 million to be used of which approximately $12.6 million was outstanding. Additionally, an irrevocable letter of credit, totaling $2.7 million, was outstanding in connection with the Company's self-insured workers' compensation and transportation insurance programs. Thus, a total of $15.3 million was either outstanding or committed as of December 31, 2001 while an additional $7.2 million was available for use. Additionally, at December 31, 2001, the Company had approximately $1.9 million in cash. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2001, the Company was in compliance with the covenants.

The Company believes that this facility will be sufficient to fund its operating needs for at least the next twelve months. Management will continue to evaluate additional capital sources, including possible debt and equity investments in the Company, to support a more rapid development of the business than would be possible with internal funds.

NOTE 6 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Company's book and tax bases of assets and liabilities and tax carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal tax carryforwards and temporary differences were as follows:

	December 31, 2001	March 31, 2001
Deferred tax assets		
Nondeductible reserves and Allowances	$ 506,000	$ 1,362,000
Intangibles	1,419,000	1,939,000
Insurance accruals	1,005,000	1,039,000
Net operating losses	1,058,000	1,105,000
	3,988,000	5,445,000
Valuation allowance	(1,058,000)	(1,105,000)
	$ 2,930,000	$ 4,340,000
Deferred tax liabilities		
Accounts receivable	$ -	$ (404,000)
Accelerated depreciation	(1,022,000)	(252,000)
	(1,022,000)	(656,000)
Net deferred tax assets	$ 1,908,000	$ 3,684,000
Deferred tax assets are reflected in the accompanying balance sheets as:		
Current	$ 1,764,000	$ 1,500,000
Long-term	144,000	2,184,000
Net deferred tax assets	$ 1,908,000	$ 3,684,000

The Company has state and local net operating loss carryforwards of approximately $13.8 million which expire on various dates through 2016.

Provision (benefit) for income taxes consists of the following:

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Federal - Current	$ 895,000	$ 750,000	$ 383,000
State and local - Current	254,000	173,000	536,000
Deferred	1,169,000	8,000	(506,000)
	$ 2,318,000	$ 931,000	$ 413,000
Shown in the accompanying income statements as:			
Continuing Operations	$ 1,623,000	$ 479,000	$ (2,009,000)
Discontinued Operations			
From Operations	-	-	831,000
From Loss on disposal	-	-	1,591,000
From Reclassification of VN operating losses previously provided	-	452,000	-
Gain from reversal of previously recorded disposal charge	695,000	-	-
	$ 2,318,000	$ 931,000	$ 413,000

A reconciliation of the statutory to the effective rate of the Company (for continuing operations only) is as follows:

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Tax provision (benefit) using statutory rate	34.0%	34.0%	(34.0%)
Goodwill	0.6%	1.1%	0.6%
Valuation Allowance	(1.2%)	10.6%	(2.4%)
State and local taxes, net of Federal benefit	6.4%	(3.6%)	(1.2%)
Other, net	2.2%	4.9%	(0.2%)
Tax provision (benefit) Continuing Operations	42.0%	47.0%	(37.2%)

The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations to realize its recorded net tax assets is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. There can be no assurances that the Company will meet its expectations of future taxable income. However, management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to fully utilize the net deferred tax assets as of December 31, 2001 and March 31, 2001.

During the nine months ended December 31, 2001 and the year ended March 31, 2000, based on changes in facts and circumstances, favorable changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for these periods include a reduction of previously recorded valuation allowances of approximately $47,000 and $131,000, respectively.

NOTE 7 – Stockholders Equity

Employee Stock Option Plans

The Company has the following stock option plans

1. The Company has a Nonqualified Stock Option Plan which provides for the granting of options to key employees, officers, and directors, to purchase up to 220,000 shares of the Company's common stock. The Board of Directors determined the amount and terms of the options which cannot exceed ten years. The period of time for granting options under this plan has expired.

2. The Company has a Supplemental Nonqualified Stock Option Plan which provides options to purchase up to 40,000 shares of the Company's common stock to key employees and non-employee consultants. The Board of Directors determined the amount and terms of the options, which cannot exceed ten years. The period of time for granting options under this plan has expired.

3. The Company has a 1991 Long-term Incentive Nonqualified Stock Option Plan which provides options to purchase up to 500,000 shares of the Company's common stock to key employees, officers, and directors. The Board of Directors will determine the amount and terms of the options, which cannot exceed ten years. The period of time for granting options under this plan has expired.

4. The Company has a 1993 Stock Option Plan for Non-employee Directors which provides options to purchase up to 120,000 shares of the Company's common stock to directors who are not employees. Each newly elected director or any director who does not possess options to purchase 10,000 shares of the Company's common stock will automatically be granted options to purchase 10,000 shares of common stock at an exercise price based on the market price as of the date of grant. All options available under this plan have been granted.

5. The Company has a 2000 Stock Option Plan which provides options to purchase up to 500,000 shares of the Company's common stock to key employees and officers. The Board of Directors will determine the amount and terms of the options, which cannot exceed ten years.

Changes in qualified options, non-qualified options, and supplemental non-qualified options and warrants outstanding are summarized as follows:

	Warrants		Options	
	Shares	Wtd. Avg Ex. Price	Shares	Wtd. Avg Ex. Price
March 31, 1999	266,600	$ 12.03	608,000	$ 2.57
Granted	-		14,000	$ 2.33
Exercised	-		(20,750)	$ 1.96
Terminated	(66,600)		(15,350)	$ 6.09
March 31, 2000	200,000	$ 12.50	585,900	$ 2.49
Granted	-		261,000	$ 4.24
Exercised	-		(134,500)	$ 2.60
Acquired	(200,000)	$ 12.50	-	
Terminated			(19,500)	$ 3.06
March 31, 2001	-		692,900	$ 3.11
Granted	-		10,000	$ 8.75
Exercised	-		(27,900)	$ 2.60
Terminated	-		(7,500)	$ 4.25
December 31, 2001	-		667,500	$ 3.06

The following table details exercisable options and related information:

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001
Exercisable at end of year	425,250	433,775
weighted average exercise price	$ 2.76	$ 2.53
Weighted average fair value of options granted during the year	$ 0.68	$ 0.71

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. In 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS 123) was issued and, if fully adopted, changes the method of recognition of costs on plans similar to the Company's. The Company adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the Company's stock option plans. Had compensation cost for the stock option plans been determined based upon the fair value at the grant date for the awards in the nine months ended December 31, 2001, and the years ended March 31, 2001 and 2000 consistent with the provisions of SFAS 123, the effect on net income and earnings per share would have been reduced to the following pro forma amounts:

		Nine Months Ended December 31, 2001		Year Ended March 31, 2001		Year Ended March 31, 2000	
Net Income:	As Reported	$	3,328,414	$	1,277,757	$	(5,106,252)
	Pro Forma	$	3,267,455	$	1,210,115	$	(5,217,078)
Basic EPS:	As Reported	$	1.34	$	0.40	$	(1.63)
	Pro Forma	$	1.32	$	0.38	$	(1.67)
Diluted EPS:	As Reported	$	1.14	$	0.38	$	(1.63)
	Pro Forma	$	1.12	$	0.37	$	(1.67)

Because the SFAS 123 method of accounting has not been applied to options awarded prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Ex. Price	Outstanding As of December 31, 2001	Wtd. Avg. Remaining Contractual Life	Wt. Avg. Ex. Price	Exercisable As of December 31, 2001	Wt. Avg. Ex. Price
$2.19-2.50	192,500	7.19	$2.19	144,375	$2.19
$2.50 - 3.00	215,500	3.20	$2.63	213,500	$2.63
Over $3.00	259,500	9.11	$4.07	67,375	$4.39
$2.19 – $8.75	667,500	6.65	$3.06	425,250	$2.76

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for awards in the nine months ended December 2001 and the years ended March 2001 and 2000, respectively: risk-free interest rates of 5.40% 6.18% and 6.05%, expected volatility of approximately 50%, 50% and 50%, expected lives of 9.57, 5.95 and 9.76 years and no expected dividend yields.

Shareholders Rights Plan
On February 1, 1999 the Company implemented a shareholder protection rights plan. One right was distributed as a dividend on each share of common stock of the Company held of record as of the close of business on February 16, 1999. The rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer upon consummation of which, such person or group would beneficially own 20% or more of the common stock of the Company. If the rights are triggered, then each right not owned by the acquiring person or group entitles its holder to purchase shares of Company common stock at the right's current exercise price, having a value of twice the right's exercise price. The Company may redeem the rights at any time until the close of business on the tenth business day following an announcement by the Company that an acquiring person or group has become the beneficial owner of 20% or more of the Company's common stock.

NOTE 8 – RETIREMENT PLANS

The Company administers a 401 (k) defined contribution retirement plan for the benefit of the majority of its employees, who have completed 90 days of service and been credited with 1,000 hours of service as defined by the plan agreement. The Company matches contributions in an amount equal to one-quarter of the first 10% of each participant's contribution to the plan. 401 (k) assets are held by an independent trustee, are not assets of the Company, and accordingly are not reflected in the Company's balance sheets. Additionally, the Company administers a "rabbi trust" Executive Retirement Plan (ERP) for highly-compensated employees who, under IRS rules, are not eligible to participate in the 401 (k) plan. The Company matches contributions in an amount equal to one-quarter of the first 10% of each participant's contribution to the plan. ERP assets are assets of the Company until distributed to the employees following retirement or termination of employment. Employees with assets in the ERP are general creditors of the Company. Accordingly, assets of the ERP are reflected in the Company's balance sheets in the amounts of $962,513 and $697,995 at December 31, 2001 and March 31, 2001, respectively. Equal amounts are also reflected as liabilities in the accompanying balance sheets. The Company's expense for both these retirement plans was $101,881, $169,106 and $137,972 for the nine months ended December 31, 2001 and the years ended March 31, 2001 and 2000 respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain real estate, office space, vehicles and equipment under non-cancelable operating leases expiring at various dates through 2008. Rent expense amounted to approximately $2,982,784, $4,165,406 and $4,562,074 for the nine months ended December 31, 2001 and the years ended March 31, 2001 and 2000, respectively. At December 31, 2001 the minimum rental payments under these leases are as follows:

2002	$3,193,684
2003	1,928,493
2004	1,413,734
2005	1,042,171
2006 and thereafter	378,180

Capital Leases and Term Debt

The Company has certain assets, primarily vehicles, under capital leases. The leases include interest of approximately annually 7.0%. Assets held under capital leases are carried at cost of $1.4 million with accumulated depreciation of $106,938 as of December 31, 2001.

The Company also has a mortgage liability on one real property. The amount outstanding as of December 31, 2001 was approximately $399,000. The liability bears interest at an annual rate of 8.0% and is secured by a mortgage on the property.

Future minimum lease payments and principal payments on the mortgage are as follows:

Year Ending December 31,	Capital Leases	Mortgage Liability	Total
2002	$ 364,101	$ 47,080	$ 411,181
2003	240,923	47,080	288,003
2004	173,362	47,080	220,442
2005	157,012	47,080	204,092
2006 & thereafter	438,111	316,019	754,130
	1,373,509	504,339	1,877,848
Less: amount representing interest	(244,253)	(104,572)	(348,825)
Present value of minimum lease payments	1,129,256	399,767	1,529,023
Less: current portion	291,322	47,080	338,402
	$ 837,934	$ 352,687	$ 1,190,621

Employment Contracts

The Company has an employment contract with an officer. In connection with this contract, the Company is contractually obligated to pay an annual base salary of $250,000 for one year with automatic one-year renewals. In addition, the agreement contains contingent obligations associated with performance bonuses and severance.

Insurance Programs

Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2002. Based on information provided by its broker and third-party administrator, the Company expects health insurance costs to increase between 10% to 20% during 2002 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated liabilities on a quarterly basis and, when necessary, may make material adjustments to them in the future.

Other Insurance. The Company's properties are covered by casualty insurance policies. The Company also carries directors and officers, general and professional liability insurance. The Company's deductible amount for general and professional claims was $5,000 per claim prior to July 1, 2001 and $25,000 thereafter.

The Company believes that its present insurance coverage is adequate. However, in the wake of the terrorist events of September 11, 2001, the Company's outside insurance agent has advised that the annual cost of its insurance programs, excluding health will increase by approximately $500,000 ($290,000 after tax) upon renewal on April 1, 2002. The Company also has been advised that it is possible that the amount of coverage the Company is able to purchase may decline.

Legal Proceedings

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding) filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed $3 million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin refiled its lawsuit. The Company believes it has meritorious defenses to the claims and does not expect that the ultimate outcome of the suit will have a material impact on the Company's results of operations, liquidity or financial position. The Company plans to vigorously defend its position in this case. Estimated costs of litigation have been included in the Company's one-time charge for discontinuing its home health operations recorded in September 1999.

NOTE 10 – DISCONTINUED OPERATIONS

As part of a formal plan of separation, the Company on November 12, 1999 sold its product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare Holdings, Inc. in an asset sale for $14.5 million and announced that it would pursue available strategic alternatives to complete the separation of its VN segment. Proceeds from the sale were used to repay obligations outstanding under the Company's bank line of credit. As a result of the operational separations, the Company recorded a one-time net of tax charge of approximately $5 million or ($1.60) in the quarter ended September 30, 1999. That charge reduced the book value of the operations to the expected net realizable value, provided for losses on fulfilling certain obligations and close down costs and included the estimated future operating results of the visiting nurse operations prior to separation. As a result of those actions, the visiting nurse operations were accounted for as discontinued operations in the Company's financial statements for periods reported from September 1999 through June 2001.

The Company incurred losses operating the VN segment prior to the implementation of Medicare PPS and made substantial payments for the release of lease obligations, and for other costs. During that same time frame the Company closed 3 of its then 11 operating VN agencies. The Company continues to operate the remaining 8 agencies located in Kentucky (4), Florida (3) and Massachusetts (1).

On September 14, 2001, the Company's Board of Directors voted to terminate its previously adopted plan of disposition for its VN segment. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. . In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

Revenues from discontinued operations (product segment only) were approximately $12.5 million for the year ended March 31, 2000.

NOTE 11 - STOCK AND WARRANT REDEMPTION

In March 2001 the Company redeemed 748,501 shares of common stock and a warrant to purchase 200,000 shares of common stock (at an exercise price of $12.50 per share). The Company's cost of redemption totaled approximately $5.2 million.

NOTE 12 – SEGMENT DATA

The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which provide predominantly long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 83% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per client basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio.

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Net Revenues			
Adult day health services	$ 38,709,645	$ 49,680,572	$ 44,723,514
Visiting nurses	21,043,917	25,774,214	34,619,609
	$ 59,753,561	$ 75,454,786	$ 79,343,123
Operating Income			
Adult day health services	$ 2,928,096	$ 3,522,306	$ 2,198,437
Visiting nurses	3,190,513	(83,305)	(4,945,278)
Corporate/Unallocated	(1,542,712)	(1,603,505)	(1,996,910)
	$ 4,575,898	$ 1,835,496	$ (4,743,751)
Identifiable Assets			
Adult day health services	$ 16,834,795	$ 14,204,837	$ 11,830,778
Visiting nurses	11,116,605	9,924,038	8,197,922
Corporate/Unallocated	7,925,248	9,854,904	8,363,772
	$ 35,876,649	$ 33,983,779	$ 28,392,473
Identifiable Liabilities			
Adult day health services	$ 12,704,474	$ 11,737,127	$ 8,042,344
Visiting nurses	11,230,945	11,654,429	6,900,792
Corporate/Unallocated	1,559,818	3,334,340	2,659,602
	$ 25,495,238	$ 26,725,896	$ 17,602,739
Capital Expenditures			
Adult day health services	$ 1,493,615	$ 2,019,508	$ 699,551
Visiting nurses	566,085	755,050	400,438
Corporate/Unallocated	28,773	62,151	110,000
	$ 2,088,473	$ 2,836,709	$ 1,209,989
Depreciation and Amortization			
Adult day health services	$ 647,029	$ 748,478	$ 1,026,734
Visiting nurses	544,259	664,060	241,024
Corporate/Unallocated	78,916	115,949	365,235
	$ 1,270,204	$ 1,528,487	$ 1,632,993

NOTE 13 - QUARTERLY FINANCIAL DATA—AS RESTATED (UNAUDITED)

Summarized quarterly financial data for nine months ended December 31, 2001 and the year ended March 31, 2001 are as follows (in thousands except per share data):

	Nine Months Ended December 2001			Year Ended March 2001			
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000
Net Revenues	$ 20,817	$ $19,663	$ 19,274	$ 19,553	$ 19,350	$ 18,376	$ 18,176
Gross Profit	4,189	3,704	3,706	3,352	3,107	2,386	2,123
Net Income (Loss) - Continuing Operations	840	674	727	433	424	(159)	(158)
Net Income (Loss)	$ 840	$ 1,761	$ 727	$ 433	$ 424	$ 325	$ 91
Continuing Operations Net Income (Loss) Per Share							
Basic	$ 0.34	$ 0.27	$ 0.29	$ 0.14	$ 0.13	$ (0.05)	$ (0.05)
Diluted	$ 0.29	$ 0.23	$ 0.25	$ 0.13	$ 0.13	$ (0.05)	$ (0.05)
Net Income (Loss) Per Share							
Basic	$ 0.34	$ 0.71	$ 0.29	$ 0.14	$ 0.13	$ 0.10	$ 0.03
Diluted	$ 0.29	$ 0.61	$ 0.25	$ 0.13	$ 0.13	$ 0.10	$ 0.03
After-tax effect of insurance restatement issues:							
Net income	$ -	$ (176)	$ (125)	$ (208)	$ (249)	$ (247)	$ (230)
Per Share							
Basic	$ -	$ (0.07)	$ (0.05)	$ (0.07)	$ (0.08)	$ (0.08)	$ (0.07)
Diluted	$ -	$ (0.06)	$ (0.04)	$ (0.06)	$ (0.08)	$ (0.07)	$ (0.07)
Restatement components:							
Increase in health self-insurance expense	$ -	$ (485)	$ (476)	$ (326)	$ (395)	$ (400)	$ (387)
Increase in workers compensation and automobile self-insurance expense	-	75	73	(130)	(135)	(122)	(106)
Reversal of previously recorded management bonuses that will not be paid as a result of the restatement	-	106	187	-	-	-	-
Additional revenues recorded from amending Medicare and Medicaid cost reports due to restatement	-	-	-	64	60	57	59
Total reduction in pre-tax income due to restatement	-	(304)	(216)	(392)	(470)	(465)	(434)
Income tax effect	-	128	91	184	221	218	204
Total reduction in net income due to restatement	$ -	$ (176)	$ (125)	$ (208)	$ (249)	$ (247)	$ (230)

(1) All amounts for these periods have been restated and reclassified for the issues discussed in Note 1 to the financial statements.

Report of Independent Public Accountants

To the Stockholders of *Almost Family, Inc.*:

We have audited the accompanying consolidated balance sheets of *Almost Family, Inc.* (a Delaware corporation) and subsidiaries as of December 31, 2001 and March 31, 2001 (as restated--see Note 1) and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended December 31, 2001 and for the two years in the period ended March 31, 2001 (as restated--see Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Almost Family, Inc.* and subsidiaries as of December 31, 2001 and March 31, 2001, and the results of their operations and their cash flows for the nine months ended December 31, 2001 and for the two years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Louisville, Kentucky
March 28, 2002

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information with respect to the Company's directors and executive officers.

Name	Age	Position with the Company
William B. Yarmuth (1)	49	Chairman of the Board President and Chief Executive Officer
C. Steven Guenthner (2)	41	Senior Vice President and Chief Financial Officer
Mary A. Yarmuth (3)	55	Senior Vice President – Service Development
Todd Lyles (4)	40	Senior Vice President – ADHS Operations
Anne T. Liechty (11)	50	Senior Vice President – VN Operations
Steven B. Bing (5)	55	Director
Donald G. McClinton (6)	68	Director
Tyree G. Wilburn (7)	49	Director
Jonathan Goldberg (8)	50	Director
Wayne T. Smith (9)	55	Director
W. Earl Reed, III (10)	50	Director

Executive officers of the Company are elected by the Board of Directors for one year and serve at the pleasure of the Board of Directors with the exception of William B. Yarmuth who has an employment agreement with the Company. See Item 11 -- William B. Yarmuth Employment Agreement. Mary A. Yarmuth is married to William B. Yarmuth. There are no other family relationships between any director or executive officer.

Each Director is elected to hold office until the next annual meeting of stockholders and until a successor is elected and qualified.

(1) William B. Yarmuth has been a director of the Company since 1991, when the Company acquired National, where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth became Chairman and CEO in 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

(2) C. Steven Guenthner has been Senior Vice President and Chief Financial Officer of the Company since 1992. From 1983 through 1992 Mr. Guenthner was employed as a C.P.A. with Arthur Andersen LLP. Prior to joining the Company he served as a Senior Manager in the firm's Accounting and Audit division specializing in mergers and acquisitions, public companies and the healthcare industry.

(3) Mary A. Yarmuth has served as Senior Vice President of the Company since 1991, currently as Senior Vice President of Service Development. From 1985 to 1991 Ms. Yarmuth served as President of the Company's Nursing Division. Ms. Yarmuth joined National in 1981.

(4) P. Todd Lyles joined the Company as Senior Vice President Planning and Development in October 1997 and now serves as Senior Vice President – Operations with responsibility for the Company's Kentucky, Indiana and Ohio operations. Prior to joining the Company Mr. Lyles was Vice President Development for the Kentucky Division of Columbia/HCA, a position he had held since 1993. Mr. Lyles experience also includes 8 years with Humana Inc. in various financial and hospital management positions.

(5) Steven B. Bing was elected a Director in January 1992. Mr. Bing is a principal and chief operating officer of Prosperitas Investment Partner, L.P., a private investment company located in Louisville, Kentucky. From 1989 to March 1992, Mr. Bing was President of ICH Corporation, an insurance holding company. From 1984 to 1989, he served as Senior Vice President of ICH Corporation. He is also a director of the Fund for the Arts, other civic entities, and various closely-held business entities.

(6) Donald G. McClinton was elected a director in October 1994. From 1986 to 1994, Mr. McClinton was co-chairman of Interlock Industries, Inc., a privately held company engaged in metal fabrication, corrugated container manufacturing, aluminum processing and transportation. Presently, Mr. McClinton is President and part owner of Skylight Thoroughbred Training Center, Inc., a thoroughbred training center. He is also a director of Jewish Hospital Systems, Inc., and Mid-America Bancorp.

(7) Tyree G. Wilburn was elected a director in January 1996. Mr. Wilburn is a private investor. From 1992 to 1996, Mr. Wilburn was Chief Development Officer of Community Health Systems, Inc. and, most recently, Executive Vice President and Chief Financial and Development Officer. From 1974 to 1992 Mr. Wilburn was with Humana Inc. where he held senior and executive positions in mergers and acquisitions, finance, planning, hospital operations, audit and investor relations. He is also a director of several private companies.

(8) Jonathan Goldberg was elected a director in February 1997. Mr. Goldberg is the managing partner of the law firm of Goldberg and Simpson and has served in that capacity for the last ten years.

(9) Wayne T. Smith was elected a director in March 1997. Mr. Smith is President and Chief Executive Officer of Community Health Systems, Inc. Mr. Smith was President, Chief Operating Officer and a member of the Board of Directors of Humana, Inc. from 1993 to 1996 and served with Humana from 1973 to 1993 in various capacities, including numerous vice president and divisional president positions.

(10) W. Earl Reed, III was elected a director in November 2000. Mr. Reed has been a partner with The Allegro Group, a healthcare financial advisory firm which advises public and private healthcare organizations since September, 1998. Mr. Reed was Chairman, President and Chief Executive Officer of Rehab Designs of America, a private venture-capital backed orthotics and prosthetics healthcare company from March 1, 2000 through 2001. From 1987 to 1998, Mr. Reed was Chief Financial Officer and member of the board of directors of Vencor, Inc. Rehab Designs of America Corporation filed a voluntary petition for protection under Chapter 11 of the federal bankruptcy code in February 2001. Vencor filed voluntary petitions for protection under Chapter 11 of the federal bankruptcy code in September 1999 and emerged in April 2001 after successfully completing its financial restructuring.

(11) Anne T. Liechty became Senior Vice President – VN Operations in 2001. Ms. Liechty has been employed by the Company since 1986 in various capacities including vice president of operations for the Company's VN segment and its Product segment.

COMPLIANCE WITH SECTION 16 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16 (a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of stock ownership and reports of changes in stock ownership and to provide the company with copies of all such forms they file. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all reports were filed on a timely basis.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid by the Company for services rendered in all capacities during the last three fiscal periods to the Chief Executive Officer and the most highly compensated executive officers during the twelve months ended December 31, 2001.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus		Long-Term Compensation: Securities Underlying Options/ (No. of Shares)
William B. Yarmuth	2002	$172,022	$ 0		0
Chairman of the Board,	2001	190,000	99,750		100,000
President and Chief	2000	190,000	50,000	(1)	0
Executive Officers	1999	190,000	0		100,000
C. Steven Guenthner	2002	118,551	0		0
Senior Vice President,	2001	136,638	51,736		20,000
Secretary/Treasurer and	2000	132,121	25,000	(1)	0
Chief Financial Officer	1999	130,050	0		20,000
Mary A. Yarmuth	2002	110,185	0		0
Senior Vice President - Service	2001	136,638	51,736		20,000
Development	2000	132,121	0		0
	1999	130,050	0		20,000
Patrick T. Lyles	2002	99,770	0		0
Senior Vice President	2001	126,079	31,826		10,000
	2000	121,911	25,000	(1)	0
	1999	120,000	0		15,000
Anne T. Liechty	2002	95,481			
Senior Vice President -					
Visiting Nurse Operations					

(1) Bonuses for these individuals were awarded by the Board for the successful sale of the product operations in November 1999.

Option Grants in Fiscal 2001

There were no grants of stock options in fiscal 2001 to the executive officers named in the Summary Compensation Table.

Compensation of Directors

Directors who are not also employees of the Company are entitled to compensation at a rate of $2,500 for each Board of Directors meeting attended and $500 for each committee meeting attended that is scheduled independently. In addition, non-employee directors are eligible to receive stock options under the *Almost Family, Inc.* 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan") adopted by the Board on February 17, 1993, and subsequently approved by stockholders. There were no grants under the Directors' Plan in the nine-months ended December 31, 2001. The Directors' options vest 25%, the day following six months after the date of grant, and 25% on each of the first, second, and third anniversary dates of the grant.

William Yarmuth Employment Agreement

On January 1, 1996, the Company entered into a new employment agreement with William B. Yarmuth, its Chairman of the Board, President and Chief Executive Officer. The initial term of the agreement was three years with subsequent automatic one-year renewals, the second of which is now in effect. This agreement replaced Mr. Yarmuth's previous agreement which was not scheduled to expire until 1998. Under the terms of the current agreement, Mr. Yarmuth earns an annual base salary of $250,000 and is eligible for a performance based cash incentive as determined by the Board. The agreement includes a covenant not to compete for a period of two years and potential termination payments of two times annual salary.

Aggregate Option Exercises in Last Fiscal Year and Year-End Option Values

Set forth below is information with respect to unexercised stock options held by the executive officers named in the Summary Compensation Table at December 31, 2001.

Name	Shares Acquired On Exercise	Value Realized	Number of Unexercised Options at Fiscal Yearend		Value of Unexercised In-the-Money Options at Fiscal Yearend (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
William B. Yarmuth	100,000	$ 217,438	150,000	100,000	$ 1,990,550	$ 1,332,000
C. Steven Guenthner	0	0	54,127	17,380	720,886	231,502
Mary A. Yarmuth	0	0	59,000	20,000	784,380	266,400
Patrick T. Lyles	0	0	33,750	11,250	413,650	103,230
Anne T. Liechty	0	0	33,750	11,250	138,966	174,825

(1) These amounts represent the market value less the exercise price. The market value of the common stock was $15.95 based on the closing price per share at December 31, 2001, on the NASDAQ SmallCap System.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on information filed with the Securities and Exchange Commission and the Company's stock records, the following table sets forth the beneficial ownership of the Common Stock as of December 31, 2001, by (I) beneficial owners of more than five percent of the Common Stock, (ii) each director and nominee for director, (iii) current named executive officers and (iv) all directors and officers of the Company as a group.

	Shares of Capital Stock Beneficially Owned (1)	
Name and Address Directors and Executive Officers	Amount and Nature of Beneficial Ownership	Percentage of Class
William B. Yarmuth 100 Mallard Creek Road, Suite 400 Louisville, KY 40207	530,972 (2)	19.74%
Mary A. Yarmuth	530,972 (3)	19.74%
C. Steven Guenthner	85,841 (4)	3.39%
Steven B. Bing	13,840 (5)	*
Donald G. McClinton	36,566 (6)	1.46%
Tyree Wilburn	23,000 (7)	*
Jonathan Goldberg	24,856 (8)	*
Wayne Smith	118,571 (9)	4.76%
W. Earl Reed, III	48,185 (13)	1.94%
Patrick T. Lyles	44,796 (10)	1.78%
Anne Liechty	16,228 (14)	
Directors and Officers as a Group (10 Persons)	942,855 (11)	32.68%
Additional Five Percent Beneficial Owners Heartland Advisors, Inc. 790 North Milwaukee Street Milwaukee, WI 53202	250,000	10.08%
Yarmuth Family Limited Partnership 100 Mallard Creek Road, Suite 400 Louisville, KY 40207	157,723 (12)	6.36%
David T. Russell, PhD 2001 East Jackson Street Bloomington, IL 61701	237,100	9.56%

*Represents less than 1% of the class.

(1) Based upon information furnished to the Company by the named persons, and information contained in filings with the Securities and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to beneficially own shares over which the person or group has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. Unless otherwise indicated, the named person has the sole voting and investment power with respect to the number of shares of Common Stock set forth opposite such person's name.

(2) Includes 8,886 shares as to which Mr. Yarmuth shares voting and investment powers as a family trust and options for 150,000 shares vested and exercisable, and 59,000 exercisable options owned by Mrs. Yarmuth in addition to 32,427 shares owned directly by Mrs. Yarmuth.

(3) Includes the same ownership components as stated for Mr. Yarmuth.

(4) Includes 55,000 shares subject to currently exercisable options.

(5) Includes 13,500 shares subject to currently exercisable options.

(6) Includes 18,500 shares subject to currently exercisable options and 8,566 phantom shares within the Non-employee Deferred Compensation Plan.

(7) Includes 13,000 shares subject to currently exercisable options.

(8) Includes 12,500 shares subject to currently exercisable options and 8,356 phantom shares within the Non-employee Directors Deferred Compensation Plan.

(9) Includes 1,625 shares subject to currently exercisable options and 7,946 phantom shares within the Non-employee Directors Deferred Compensation Plan.

(10) Includes 33,750 shares subject to currently exercisable options.

(11) Includes currently exercisable options held by all directors and officers as a group to purchase 355,250 shares of Common Stock and 20,974 shares held by Non-employee Directors within the Non-employee Directors Deferred Compensation Plan.

(12) Robert N. Yarmuth is the general partner and is the brother of William B. Yarmuth.

(13) Includes 6,500 shares subject to currently exercisable options and 1,685 phantom shares within the Non-employee Directors Deferred Compensation Plan.

(14) Includes 14,425 shares subject to currently exercisable options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

PART IV

Item 14. Exhibits and Financial Statement Schedules and Reports on Form 8-K.

All other Schedules have been omitted because they are either not required, not applicable or, the information has otherwise been supplied in the financial statements or notes thereto.

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended
3.2	Amended and Restated By-laws
4.1	Other Debt Instruments -- copies of other debt instruments for which the total debt is less than 10% of assets will be furnished to the Commission upon request.
10.1	Nonqualified Stock Option Plan, as amended (Incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815)
10.2	Supplemental Nonqualified Stock Option Plan (Incorporated by reference to Exhibit 19.4 to the Registrant's Report on Form 10-Q for the Quarter Ended November 30, 1987 Commission File No. 15342)
10.3	Incentive Stock Option Plan, as amended (Incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815)
10.4	Amendment to the Senior Service Corporation 1987 Nonqualified Stock Option Plan (Incorporated by reference to Exhibit 19.3 to the Registrant's Report on Form 10-Q for the quarter ended November 30, 1989)
10.5	1991 Long-Term Incentive Plan
10.6	Warrant Agreement, dated June 29, 1991, between the Company and HEALTHSOUTH Rehabilitation Corporation (incorporated by reference to Exhibit 10.88 to the Registrant's Form S-1 Reg. 33-46565 dated April 23, 1993)
10.7	Employment Agreement, dated January 1, 1996, between the Company and William B. Yarmuth
10.8	Asset Sale Agreements between the Company and Columbia/HCA Healthcare Corporation
10.9	Management Services Agreement between the Company and Columbia/HCA Healthcare Corporation
10.10	Asset Purchase Agreement between the Company and Home Care Solutions, Inc.
10.11	Asset Purchase Agreement between the Company and Metro Home Care, Inc.
10.12	Asset Purchase Agreement between the Company and Visiting Nurse Association of Palm Beach County, Inc.
10.13	Loan Agreement between the Company and Bank One, KY (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 2001).
10.14	Stock Purchase Agreement between the Company and HealthSouth Corporation (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 2001)..
22*	List of Subsidiaries of *Almost Family, Inc.*

23*	Consent of Arthur Andersen LLP
99*	Management's letter to the Securities and Exchange Commission concerning Arthur Andersen LLP

(b) Reports on Form 8-K

On February 15, 2002, the Company filed a Current Report on Form 8-K dated February 15, 2002. The Form 8-K reported at Item 5 the Company's expected restatement of its financial statements for the fiscal years ended March 31, 2001 and 2000.

(c) Exhibits

Described in Item 14(a)(3) of this report

(d) Financial Statement Schedules

Described in Item 14(a)(2) of this report

*Denotes filed herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMOST FAMILY, INC.
April 1, 2002

S/ William B. Yarmuth	April 1, 2002
William B. Yarmuth Chairman, President and Chief Executive Officer	
S/ C. Steven Guenthner	April 1, 2002
C. Steven Guenthner Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below the following persons in the capacities and on the dates indicated:

S/ William B. Yarmuth	April 1, 2002
William B. Yarmuth Director	Date
S/ Donald G. McClinton	April 1, 2002
Donald G. McClinton Director	Date
S/ Steven B. Bing	April 1, 2002
Steven B. Bing Director	Date
S/ Tyree Wilburn	April 1, 2002
Tyree Wilburn Director	Date
S/ Jonathan Goldberg	April 1, 2002
Jonathan Goldberg Director	Date
S/ Wayne T. Smith	April 1, 2002
Wayne T. Smith Director	Date
S/ W. Earl Reed, III	April 1, 2002
W. Earl Reed, III Director	Date